Exhibit 99.1
COGENT Realty Advisors, LLC
Valuation, Consultation, Due Diligence
Appraisal of
Villages of Baymeadows Apartments
7915 Baymeadows Circle East
Jacksonville, Florida 32256

May 28, 2010
Mr. Derek McCandless
Shelter Realty IV Corporation
4582 S.Ulster St., Suite 1100
Denver, CO 80237

Re:	Villages of Baymeadows Apartments 7915 Baymeadows Circle East Jacksonville, Florida 32256
Dear Mr. McCandless:
Cogent Realty Advisors, LLC (“CRA”) has completed an appraisal of the above-referenced property as requested by our April 13, 2010 engagement letter. The purpose of this assignment is to estimate the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing as of April 27, 2010, the date the property was inspected by the appraiser. The report has been prepared for Shelter Realty IV Corporation for client’s use in asset evaluation and financial reporting purposes.
Situated as noted above, the subject property consists of a 93.74-acre site improved with a 904-unit garden-style apartment complex. The subject property consists of four apartment “villages” containing one, two, three and four-bedroom apartments, townhomes and bungalows developed between 1969 and 1974 that contain a total of 1,084,096 square feet of rentable area. Additional site improvements include a freestanding Resident Relations building, a freestanding management/leasing office and clubhouse, asphalt paved driveways and surface parking areas, parking garages, concrete walkways, six swimming pools with surrounding patio/deck, laundry facilities and landscaping. The complex, locally known as the Villages of Baymeadows, is classified as a Class B apartment community by local market standards. The property is operating at stabilized occupancy and is in average to good physical condition in comparison to substitute properties of similar age and characteristics. The subject property is more fully described, legally and physically, within the attached report.
Based on the analysis contained in the attached report, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of April 27, 2010, is:
FIFTY-SIX MILLION SIX HUNDRED THOUSAND DOLLARS
($56,600,000)
This letter must remain attached to the following report, which contains the pages found in the Table of Contents on Page i. Please also refer to the Basic Assumptions and Limiting Conditions section of the report that includes Extraordinary Conditions/Special Assumptions that were considered in the valuation of the subject property. The report was prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as set forth by the Appraisal Foundation and in accordance with the Code of Professional Ethics and Standards of Professional Practice of the Appraisal Institute.
COGENT Realty Advisors, LLC
Commercial Real Estate Valuation, Consultation, Due Diligence
5307 E. Mockingbird Lane, Suite 1050, Dallas, Texas 75206
Tel: 214.363.3373 Fax: 214.369.4388

Mr. Derek McCandless	May 28, 2010
Shelter Realty IV Corporation	Page 2
It has been a pleasure to be of service to you. Please do not hesitate to call with any questions you may have regarding our assumptions, observations or conclusions.
Respectfully submitted,
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Howard Klahr
	Managing Partner		Consulting Appraiser Florida State Certified General Real Estate Appraiser #RZ-2678

By:	Jackson L. Aills Consulting Appraiser

Villages of Baymeadows Apartments	April 17, 2010
Jacksonville, Florida	Page i
TABLE OF CONTENTS

INTRODUCTION
Title Page
Letter of Transmittal
Table of Contents	i
Certificate of Appraisal	ii
Basic Assumptions and Limiting Conditions	iv
Subject Property Photographs & Maps	vi

PREMISES OF THE APPRAISAL
Summary of Salient Facts and Conclusions	1
Property Identification	3
Sales History	3
Purpose and Scope of the Appraisal	3
Definition of Value	3
Property Rights Appraised	4
Intended Use and User of the Appraisal and Reporting	4
Exposure and Marketing Periods	4

PRESENTATION OF DATA
Regional and Area Analysis	6
Neighborhood Analysis	10
Site Analysis	12
Improvement Analysis	16
Real Estate Assessments and Taxes	20

MARKET ANALYSIS
Apartment Market Analysis	23
Market Rent Analysis	26

ANALYSIS OF DATA AND CONCLUSIONS
Highest and Best Use	39
Valuation Process	41
Income Capitalization Approach	43
Sales Comparison Approach	52
Reconciliation and Final Value Conclusion	58

ADDENDA
Additional Subject Property Photographs
Improved Sales Photographs
Appraiser Qualifications
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CERTIFICATE OF APPRAISAL
We, Steven J. Goldberg, MAI, CCIM, Howard Klahr and Jackson L. Aills, certify that to the best of our knowledge and belief:
The statements of fact contained in this appraisal are true and correct.
The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and my personal, unbiased professional analyses, opinions, and conclusions.
We have no present or prospective interest in the property that is the subject property of this appraisal, and have no personal interest or bias with respect to the parties involved.
Our compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event
Our analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation, the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.
No one other than the undersigned assisted in the preparation of this appraisal.
Jackson L. Aills made a personal inspection of the property that is the subject of this appraisal on April 27, 2010. Steven Goldberg, MAI and Howard Klahr did not inspect the subject property.
This appraisal was not prepared in conjunction with a request for a specific value or a value within a given range or predicated upon loan approval.
We have the knowledge and experience necessary to perform this appraisal assignment and have extensive experience in the appraisal of similar properties.
As of the date of this appraisal Steven J. Goldberg, MAI has completed the requirements under the continuing education program of the Appraisal Institute.
The use of this report is subject to the requirements of the Appraisal Institute relating to review its duly authorized representatives.
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As of the date of this report, Steven J. Goldberg, MAI, CCIM is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX-1320987G), Howard Klahr is certified to conduct business in the State of Florida as a State Certified General Real Estate Appraiser (RZ-2678) and Jackson L. Aills is certified to conduct business in the State of Texas as a General Real Estate Appraiser (TX- TX-1326637G).
COGENT REALTY ADVISORS, LLC

By:	Steven J. Goldberg, MAI, CCIM	By:	Howard Klahr
	Managing Partner		Consulting Appraiser Florida State Certified General Real Estate Appraiser #RZ-2678

By:	Jackson L. Aills Consulting Appraiser
COGENT Realty Advisors, LLC

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BASIC ASSUMPTIONS AND LIMITING CONDITIONS
This appraisal report is subject to the following assumptions and limiting conditions:
1.	No responsibility is assumed for the legal description or for matters including legal or title considerations. Title to the property is assumed to be good and marketable unless otherwise stated.

2.	The property is appraised free and clear of any or all liens or encumbrances unless otherwise stated.

3.	Responsible ownership and competent property management are assumed.

4.	The information furnished by others is believed to be reliable. However, no warranty is given for its accuracy.

5.	All engineering is assumed to be correct. The plot plans and illustrative material in this report are included only to assist the reader in visualizing the property.

6.	It is assumed that there are no hidden or unapparent conditions of the property, subsoil, or structures that render it more or less valuable. No responsibility is assumed for such conditions or for arranging for engineering studies that may be required to discover them.

7.	It is assumed that there is full compliance with all applicable federal, state, and local environmental regulations and laws unless noncompliance is stated, defined, and considered in the appraisal report.

8.	It is assumed that all applicable zoning and use regulations and restrictions have been complied with, unless nonconformity has been stated, defined, and considered in the appraisal report.

9.	It is assumed that all required licenses, certificates of occupancy, consents, or other legislative or administrative authority from any local, state, or national government or private entity or organization have been or can be obtained or renewed for any use on which the value estimate contained in this report is based.

10.	It is assumed that the utilization of the land and improvements is within the boundaries or property lines of the property described and that there is no encroachment or trespass unless noted in the report.

11.	The distribution, if any, of the total valuation in this report between land and improvements applies only under the stated program of utilization. The separate allocations for land and buildings must not be used in conjunction with any other appraisal and are invalid if so used.

12.	Unless otherwise stated, possession of this report, or a copy thereof, does not carry with it the right of publication.

13.	The appraiser, by reason of this appraisal, is not required to give further consultation, testimony, or be in attendance in court with reference to the property in question unless arrangements have been previously made.

14.	Unless otherwise stated, neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser, or the firm with which the appraiser is connected) shall be disseminated to the public through advertising, public relations, news, sales, or other media without prior written consent and approval of the appraisers.
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15.	Unless otherwise stated in this report, the existence of hazardous substances, including without limitation asbestos, polychlorinated biphenyls, petroleum leakage, or agricultural chemicals, which may or may not be present on the property, or other environmental conditions, were not called to the attention of nor did the appraiser become aware of such during the appraiser’s inspection. The appraiser has no knowledge of the existence of such materials on or in the property unless otherwise stated. The appraiser, however, is not qualified to test such substances or conditions. If the presence of such substances, such as asbestos, urea formaldehyde foam insulation, or other hazardous substances or environmental conditions, may affect the value of the property, the value is predicated on the assumption that there is no such condition on or in the property or in such proximity thereto that it would cause a loss in value. No responsibility is assumed for any such conditions, or for any expertise or engineering knowledge required to discover them. The client is urged to retain an expert in this field, if desired.

16.	The Americans with Disabilities Act (“ADA”) became effective January 26, 1992. The appraiser has not made a specific compliance survey and analysis of this property to determine whether or not it is in conformity with the various detailed requirements of the ADA. It is possible that a compliance survey of the property, together with a detailed analysis of the requirements of the ADA, could reveal that the property is not in compliance with one or more of the requirements of the Act. If so, this fact could have a negative effect upon the value of the property. Since the appraiser has no direct evidence relating to this issue, he did not consider possible non-compliance with the requirements of the ADA in estimating the value of the property.

17.	Former personal property items such as kitchen and bathroom appliances are now either permanently affixed to the real estate or are implicitly part of the real estate in that tenants expect the use of such items in exchange for rent and never gain any of the rights of ownership. Furthermore, the intention of the owners is not to remove the articles which are required under the implied or express Warranty of Habitability. The accounting for the short-lived nature of such items is reflected in a reserves for replacement expense category.
EXTRAORDINARY ASSUMPTIONS/SPECIAL CONDITIONS
1.	We have not been provided with a current survey, architectural plans or other specifications for the subject property. Therefore, we have relied upon data obtained from public records, our cursory inspection of the property and client provided rent roll data and floor plans for the purpose of estimating the site and building size and other details pertaining to the existing improvements.

2.	Our inspection of the property comprised an overview of the exterior common areas as well as the interior of a random sampling of individual units. Our analysis is conditioned upon the assumption that the units not inspected are representative of similar condition and layout as the inspected units.

3.	The scope of our inspection of the subject property is limited to a cursory overview for valuation purposes only. All electrical, plumbing, mechanical and structural systems are assumed to be in proper working order. An inspection by a licensed contractor and/or engineer is recommended for further detailed information regarding the condition of the subject property.
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SUBJECT PROPERTY PHOTOGRAPHS
View of Leasing Office and Pool
View of Typical Two-Story Building
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REGIONAL MAP
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NEIGHBORHOOD MAP
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SUMMARY OF SALIENT FACTS AND CONCLUSIONS
Date of Value	April 27, 2010
Date of Inspection	April 27, 2010
Property Name	Villages of Baymeadows
Property Address	7915 Baymeadows Circle East Jacksonville, Florida 34684
Property Location	The subject is situated along Baymeadows Circle East, a secondary thoroughfare accessible from the north side of Baymeadows Road, a primary commercial corridor of the neighborhood. The physical address of the property is 7915 Baymeadows Circle East, Duval County, Florida. The subject is approximately 10 miles south of the Jacksonville central business district.
Purpose and Use	Estimate the Market Value of the Fee Simple Interest in the subject property as of April 27, 2010, free and clear of mortgage financing. The appraisal was prepared for Shelter Realty IV Corporation to provide a valuation of the property for clients use in asset evaluation and financial reporting purposes.
Site Size	Irregular shaped site that contains a total of 93.74± acres
Zoning	Residential Medium Density- D (RMD- D)
Improvements	The subject property is improved with a 904-unit garden-style apartment complex. The subject community consists of four “villages” containing one, two, three and four-bedroom apartments, townhomes and bungalows developed between 1969 and 1974 that contain a total of 1,084,096 square feet of rentable area. Additional site improvements include a freestanding Resident Relations building, a freestanding management/leasing office and clubhouse, asphalt paved driveways and surface parking areas, parking garages, concrete walkways, six swimming pools with surrounding patio/deck, laundry facilities and landscaping. The complex is classified as a Class B apartment community by local market standards. The property was observed to be in average to good physical condition.
Tax Identification	148521-0030 (Duval County Property Appraiser’s Office)
2009 Assessed Value	$52,000,000
Highest and Best Use
As If Vacant	Multifamily residential development.
As Improved	Continued use of the existing improvements.
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VALUATION INDICATIONS

Income Capitalization
Stabilized NOI	$4,528,629
Cap Rate	8.00%
Capitalized Value	$56,600,000
Value per Unit	$62,611
Value per Sq Ft	$52.22

Sales Comparison	$54,200,000
Value per Unit	$60,000
Value per Sq Ft	$50.04

Cost Approach	N/A

APPRAISED VALUE	$56,600,000
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PREMISES OF THE APPRAISAL

Identification	The subject property consists of the land and improvements at 7915 Baymeadows Circle East within the city of Jacksonville, Duval County, Florida. The Duval County Assessor identifies the property by Tax Parcel Identification Number 148521-0030. The property consists of a 93.74±-acre site improved with a 904-unit apartment complex known as the Villages of Baymeadows.
Sales History of the Subject Property	According to public records, ownership of the subject property is vested in Shelter Properties IV Limited Partnership, c/o AIMCO/TTA MS 235. We are not aware of any arms length transfers of ownership within the three- year period prior to the effective date of value. It is our understanding that the subject property is not being listed for sale and we are not aware of any contracts of sale pending as of the date this report was prepared.
Purpose and Scope of the Appraisal	The purpose of the appraisal is to estimate the market value of the subject property free and clear of mortgage financing as of the date of value. It is the intent of the appraisers that the analysis, opinions and conclusions of this report be considered an unbiased, objective investigation performed by a disinterested third party with complete objectivity as to the outcome of the analysis.
According to the Appraisal Institute’s Code of Professional Ethics and Uniform Standards of Professional Appraisal Practice, the scope of the appraisal is cited as “the extent of the process of collecting, confirming, and reporting data” included in an appraisal report. All appropriate data deemed pertinent to the solution of the appraisal problem has been collected and confirmed. In our appraisal of the subject property, we have:
1. Inspected the subject property and its environs.
2. Reviewed demographic and other socioeconomic trends pertaining to the city and region.
3. Examined regional apartment market conditions, with special emphasis on the subject property’s apartment submarket.
4. Investigated lease and sale transactions involving comparable properties in the influencing market.

5.   Reviewed the existing rent roll and discussed the leasing status with the building manager and leasing agent. In addition, we have reviewed the subject property’s recent operating history and those of competing properties.

6. Utilized appropriate appraisal methodology to derive estimates of value.
7. Reconciled the estimates of value into a single value conclusion.
Definition of Market Value	Market Value is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:
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The most probable price which a specified interest in real property is likely to bring under all of the following conditions:
1. Consummation of a sale occurs as of a specified date.
2. An open and competitive market exists for the property interest appraised.
3. The buyer and seller are each acting prudently and knowledgably.
4. The price is not affected by undue stimulus.
5. The buyer and seller are typically motivated.
6. Both parties are acting in what they consider their best interest.
7. Marketing efforts were adequate and a reasonable time was allowed for exposure in the open market.
8. Payment was made in cash, in U.S. dollars or in terms of financial arrangements comparable thereto.
9. The price represents the normal consideration for the property sold, unaffected by special or creative financing or sales concessions granted by anyone associated with the sale.
Property Rights Appraised	Fee Simple Estate. A Fee Simple Estate is defined in The Dictionary of Real Estate Appraisal, Fourth Edition, Chicago, Illinois, Appraisal Institute, 2002, as:
“Absolute ownership unencumbered by any other interest or estate, subject only to the limitations of the four powers of government (eminent domain, escheat, police power and taxation)”.
Intended Use and Intended User	The intended user of this report is Shelter Realty IV Corporation It is understood that this appraisal will be utilized by the intended user as an aid in asset evaluation and financial reporting. All others reading or relying on this appraisal report are considered unintended users of this appraisal. The appraisal cannot be used for any other reason than that stated above. Should anyone other than the client read or rely on this report, no fiduciary obligation is owed by the appraisers to that party. The appraisers are not responsible for unauthorized use of this report.
This appraisal has been prepared in compliance with the Uniform Standards of Professional Appraisal Practice (USPAP) as promulgated by the Appraisal Standards Board of the Appraisal Foundation as well as the Code of Professional Ethics and Standards of Professional Appraisal Practice of the Appraisal Institute. The presentation of data and results of our analysis are presented in a Self-contained Report format as set forth under Standards Rule 2-2 of the USPAP.
Exposure Period	According to the previously stated definition of Market Value, the property must be allowed a reasonable time to be exposed in the open market to achieve the appraised value. Exposure is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, as:
• The time a property remains on the market.
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•    The estimated length of time the property interest being appraised would have been offered on the market prior to the hypothetical consummation of a sale at market value on the effective date of the appraisal; a retrospective estimate based upon an analysis of past events assuming a competitive and open market. Exposure time is always presumed to occur prior to the effective date of the appraisal. The overall concept of reasonable exposure encompasses not only adequate, sufficient and reasonable time but also adequate, sufficient and reasonable effort. Exposure time is different for various types of real estate and value ranges and under various market conditions.

Review of transfer records suggests that there is an active investor market for good quality apartment properties; however marketing times have increased over the past year. Conventional sources of capital are limited in the current economic environment. Mortgage underwriting has become more conservative over the past year and a greater level of equity is now required to obtain financing. This factor has caused overall capitalization rates and investment yields to increase over the recent past and has impacted sales activity for most types of commercial real estate.
We believe that if the subject property were exposed to the market for a reasonable period of time prior to the effective date of this appraisal, which we consider to be a period of up to 12 months, the subject property would transfer at an appropriate price, that is to say, the appraised value. Support for this exposure period is provided by the Korpacz Real Estate Investor Survey First Quarter 2010, which indicates that marketing times for apartment properties in the national market range from 1 to 18 months. The average marketing time equates to 8.03 months, up from 6.7 months. This marketing period is supported by data in the local market.
We acknowledge that in appraising the property to sell after the aforementioned exposure period, we must place most emphasis on the buyer’s expectations and yield requirements. The value conclusion rendered for the property through implementation of the Income Capitalization Approach has been accorded most significance as this technique most closely emulates buyer’s expectations and yield requirements. The market value estimate concluded herein assumes an exposure and marketing period of up to 12 months has occurred.
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REGIONAL AND AREA ANALYSIS

Introduction	Real estate values reflect the influence of four primary forces that motivate human activity; social trends, economic conditions, governmental policies and environmental factors. The purpose of the city data synopsis is to describe and analyze the area within which the interactions of the four major forces influence properties similar to the subject. This section will further analyze past trends for insight into possible future trends affecting the value of real estate.
The subject property is located within Jacksonville, the principal city in the Greater Jacksonville Metropolitan Area. The Jacksonville Metropolitan Statistical Area consists of Duval, Clay, St. Johns, Nassau and Baker Counties. It is the fourth largest metropolitan area in the state of Florida, behind Miami, Tampa/St Petersburg, and Orlando. Jacksonville is located in the First Coast region of northeast Florida and is centered on the banks of the St. Johns River, about 25 miles south of the Georgia border and about 340 miles north of Miami.
Relevant socioeconomic characteristics of the area include the following: population, income, employment, transportation, and quality of life issues.
Population	As a result of the 1968 consolidation of Jacksonville and Duval County, most of the suburban communities of Jacksonville were absorbed within the city limits of Jacksonville proper. As of the census estimates of 2008, there were 807,815 people in Jacksonville. The 2009 estimate places the MSA population at just over 1.3 million. The following outlines the historical population trend for the area over the past decade.
HISTORICAL POPULATION AND PROJECTIONS

			Total
			Population
Date	Population	% Change	Change

2000	1,100,491	1.1	12,115
2001	1,125,511	2.3	25,020
2002	1,149,658	2.1	24,147
2003	1,171,421	1.9	21,763
2004	1,198,942	2.3	27,521
2005	1,224,142	2.1	25,200
2006	1,254,111	2.4	29,969
2007	1,275,492	1.7	21,381
2008	1,290,480	1.2	14,988
2009	1,301,808	0.9	11,328

Source: U.S. Bureau of Census

The total 2010 estimated population of Greater Jacksonville Metropolitan Area is approximately 1.34 million residents. The short-term forecast calls for an overall increase in the number of workers through year-end 2011.
Economy	Jacksonville’s location on the St. Johns River and the Atlantic Ocean proved providential in the growth of the city and its industry. The largest
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city in the state, it is also the largest deepwater port in the south (as well as the second-largest port on the U.S. East coast) and a leading port in the U.S. for automobile imports, as well as the leading transportation and distribution hub in the state. However, the strength of the city’s economy lies in its broad diversification. While the area once had many thriving dairies such as Gustafson’s Farm and Skinner Dairy, this aspect of the economy has declined over time. The area’s economy is balanced among distribution, financial services, biomedical technology, consumer goods, information services, manufacturing, insurance and other industries.
Jacksonville is a rail, air, and highway focal point and a busy port of entry, with Jacksonville International Airport, ship repair yards and extensive freight-handling facilities. Lumber, phosphate, paper, cigars and wood pulp are the principal exports; automobiles and coffee are among imports. The city also has a large and diverse manufacturing base.
Cecil Commerce Center is located on the site of the former Naval Air Station Cecil Field which closed in 1999 following a 1993 Base Realignment and Closure (BRAC) decision. Covering a total area of 22,939 acres, it was the largest military base in the Jacksonville area. The parcel contains more than 3% of the total land area in Duval County. The industrial and commercial-zoned center offers mid- to large-size parcels for development and boasts excellent transportation and utility infrastructure as well as the third-longest runway in Florida.
Employment	Jacksonville is home to many prominent corporations & organizations including three Fortune 500 Companies: CSX Corporation, Fidelity National Financial and Winn-Dixie Stores, Inc.. Fortune Magazine identified Landstar System, MPS Group and PSS World Medical as the best big companies in Jacksonville in 2009. The employment sectors in the MSA are generally diverse. The largest employment sectors being Leisure and Hospitality, Trade, Transportation and Utilities; and Professional and Business Services.
Over the last five years, total employment in the Jacksonville area has declined at an average annual rate of 0.5%, similar to the U.S. as a whole where employment has declined at an average annual rate of 0.5%. In the last four quarters, Jacksonville’s employment has declined at an average annual rate of 2.9%. The advisors with CB Richard Ellis forecast growth of 2.0% in the Jacksonville area in the next five years. Jacksonville’s business services employment sector is forecast to post the best job performance over the next five years.
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The following table illustrates the Jacksonville MSA historical employment trends.
JACKSONVILLE MSA — EMPLOYMENT TRENDS

	Employment		Unemployment
		% Change	%	Unit Change
Date	Total	Year Ago	Rate	Year Ago

2004	579,685	1.8	4.6	-0.5
2005	607,134	4.7	3.7	-0.9
2006	630,267	3.8	3.3	-0.4
2007	645,646	2.4	3.8	0.5
2008	646,802	0.2	5.8	2.0
2009	617,135	-4.6	10	4.3
Monthly Data
2010-Jan	602,174	-3.2	12.1	3.7
Feb	602,050	-2.7	12.2	3.4
Mar	607,064	-1.8	11.9	2.9

Source: U.S. Bureau of Labor Statistics

The unemployment rate in the Jacksonville MSA has been generally similar to that of Florida State. This trend has continued through to present day. Beginning in 2008, as the national economy began to slip into a recession, the unemployment rates in Florida, as well as the Jacksonville MSA, have exceeded the US national average rates.
Total employment stands at approximately 607,064 workers for the Jacksonville area. The subject’s MSA indicated unemployment rate of 11.9% as of March 2010 was similar to the state unemployment rate and higher than the national unemployment rates of 12.0% and 10.3%, respectively.
Transportation	I-10 and I-95 intersect in Jacksonville. The eastern terminus of US-90 is in nearby Jacksonville Beach near the Atlantic Ocean. Additionally, several other roads as well a major local expressway, J. Turner Butler Boulevard (SR 202) also connect Jacksonville to the beaches. Interstate 95 has a bypass route, with I-295, which bypasses the city to the west, and SR-9A, bypassing the city to the east. The major interchange at SR 9A and SR 202 (Butler Blvd.) was completed on December 24, 2008. In the near future, SR 9A will become I-295 and the interstate will therefore circumscribe the most populated portion of Jacksonville.
Public transportation provided by the Jacksonville Transportation Authority (JTA) includes regular and express bus service. Jacksonville is the headquarters of two significant freight railroads. Airports in Jacksonville include the Jacksonville International Airport on the Northside, the smaller Craig Municipal Airport in Arlington and Herlong Airport on the Westside. Jacksonville is a full-service international seaport.
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Conclusion	The declining workforce and escalating unemployment rates are indications of an economy faced with challenges. Unemployment is on an upward trend but appears to be stabilizing, and is forecast to improve over the near term. Given the area’s varied employment base, the long term perspective is positive. Even with a short-term downturn, total population is projected to increase slightly.
Given the current national turmoil in the credit markets and the national economic recession, the challenges faced by the region are not atypical. The decrease in the workforce and the rise in unemployment in the region are largely attributed to the national economic condition.
In the long term, a strong military presence, growing prominence as an international trade port, and robust demographic trends ensure that Jacsonville will be an above-average performer. Overall, the economic outlook for the region suggests modest declines for the near term, but positive growth over the longer term.
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NEIGHBORHOOD ANALYSIS

Introduction	The Appraisal of Real Estate defines a neighborhood as “a group of complimentary land uses”. A neighborhood should be distinguished from a district, which is defined as “a type of neighborhood that is characterized by homogenous land use”. A neighborhood will contain land uses complimentary to one another. For example, predominantly residential neighborhoods typically contain some commercial properties that provide services for local residents. The boundaries of a neighborhood can be physical such as a lake, stream or major highway or they may be less easily discernible such as changes in prevailing land use or occupant characteristics.
Location	The subject consists of five apartment “village” communities situated within the southeast portion of Jacksonville. The subject neighborhood is generally defined as the area bound by I-95 to the west, J. Turner Butler Boulevard (SR 202) to the north and I-295 (Florida SR 9A) to the west and south. The subject is located in the northwest portion of the defined neighborhood. The Jacksonville’s urban core is approximately 10 miles to the north.
Baymeadows is a relatively affluent neighborhood centered around Baymeadows Road. The Baymeadows neighborhood is home to many corporate office parks, upscale apartment complexes and residential developments, two private golf courses, several shopping centers and a large shopping mall. The commute to the Downtown Jacksonville is about 15 minutes.
Access	Primary access to the subject neighborhood is provided by I-95, J. Turner Butler Boulevard and I-295. The western and eastern halves of I-295 create a limited-access beltway around Jacksonville. I-95 serves the Atlantic coast of Florida and connects the neighborhood with downtown Jacksonville 10 miles to the north. It has several major interchanges including I-10, just south of downtown, J. Turner Butler Boulevard and I-295/SR 9A twice (the two highways provide a western and eastern bypass, respectively, around the city). J. Turner Butler Boulevard forms the subject’s northern boundary and extends from U.S. Highway 1 (just west of I-95) to SR A1A (Third Street) in Jacksonville Beach, near the Atlantic Ocean.
Land Uses	The various land uses within the subject neighborhood include commercial, retail and residential developments and vacant land. The neighborhood is observed to be in the growth stage of its economic life cycle. Growth patterns have occurred primarily along primary commercial thoroughfares.
Commercial development can be found primarily along major thoroughfares and their intersections. There is a large concentration of commercial development and employment centers at the intersection of I-95 and Baymeadows Road. Neighborhood shopping and services are situated along Southside Boulevard Road and at primary intersections
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throughout the area. Notable developments in the area include the Deerwood Country Club, Tinseltown Movie Theatre, St. Johns Towne Center and Avenues Mall.
By visual observation, we estimate land use of the subject neighborhood as follows: 45% single-family, 15% commercial/retail, 20% multifamily and 20% vacant/underutilized land. Most of the vacant land consists of mid-sized tracts scattered throughout the area. The bulk of the multifamily properties were constructed in the mid- to late-1980’s. However, the area has experienced substantial growth in all property types over the past 20 years.
Utilities and Services	There are adequate private and public education facilities located throughout the neighborhood and surrounding areas. The subject neighborhood is located within the Duval County School District. Local schools include Beauclerc Elementary, Southside Middle School and Englewood High School. Nearby colleges include University of North Florida and Florida Coastal School of Law. Private schools are also located throughout the area. Numerous houses of worship are located throughout the neighborhood. The neighborhood represents a desirable area of Jacksonville with adequate streets and park maintenance, police and fire protection and utility capacities.
Economic Trends	In terms of the local economy, the subject neighborhood is a well-located and stable employment and residential area situated in the southeastern sector of Jacksonville. The neighborhood has good accessibility to major employment centers, proximity to regional highways, and desirable residential neighborhoods. Due primarily to its accessible location and availability of vacant land to accommodate new development, the prospects for continued economic growth of the area is considered good.
Conclusion	In summary, the subject neighborhood is an established and desirable area that offers a broad range of services and good access to other parts of the city. The neighborhood is accessible to regional transportation linkages with good access to employment centers, residential neighborhoods, and shopping and entertainment venues. The neighborhood is adequately serviced by public utilities and community facilities. The neighborhood is designed to serve the needs of local residents and businesses. There appears to be no detrimental influences upon the neighborhood which would inhibit the income-producing capabilities of the subject property. The long-term prospects for the neighborhood and the subject property are positive.
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SITE ANALYSIS

Location	The subject is situated along Baymeadows Circle East, a secondary thoroughfare accessible from the north side of Baymeadows Road, a primary commercial corridor of the neighborhood. The physical address of the property is 7915 Baymeadows Circle East, Duval County, Florida. The subject is approximately 10 miles south of the Jacksonville central business district.
Site Area	Total land area equates to 93.74± acres, or approximately 4,083,315 square feet.
Street Frontage	The subject site is afforded with an adequate amount of frontage along the east and west sides of Baymeadows Circle East. Access to Baymeadows Circle (East and West) is along the north side of Baymeadows Road.
Topography	The site is generally level and on grade with adjoining properties. There are several small lakes adjoining the site. The community surrounds a large tract of undeveloped land which was part of a former golf course.
Shape	The parcel is irregular in shape. The size, shape, and configuration of the subject site provide for a functional layout, which is similar to competitors.
Excess/Surplus Land	Traffic circulation throughout the property and an adequate number of parking spaces is provided on asphalt paved drives and surface lots. Building setbacks allow for landscaped buffers, similar to surrounding properties. There does not appear to be excess or surplus land.
Utilities	All customary municipal services and utility hookups are provided.
Soil Information	No adverse conditions were readily apparent.
Flood Information	According to FEMA Map No. 1200770217E, dated 08/15/1989, the subject property is situated in Flood Zone “X”, an area determined to be outside the 0.2% annual chance floodplain.
Zoning	The subject site is currently zoned Residential Medium Density- D (RMD- D) by the City of Jacksonville. This category permits residential developments in a gross density range of up to 20 dwelling units per acre when full urban services are available to the site.
The current use of the site appears to constitute a legal conforming use of the property. However, no representations are made by the appraisers and a review of the complete text of the Jacksonville Zoning Code, as well as other applicable ordinances and development regulations, is recommended for full details pertaining to zoning.
Easements and Encroachments	Although we were not provided a current title report to review, we are not aware of any easements, encumbrances, or restrictions that would adversely affect the use of the site. A title search is recommended to determine
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whether any adverse conditions exist. We are not aware of any type of development moratorium that would affect the property.
We were not provided with a recent survey for the subject development. Our inspection of the subject property did not reveal any apparent adverse encroachments based solely on visual observations. An updated survey is recommended for final determination.
No title report or survey showing the location of easements was provided in connection with this assignment. Thus, it is not possible to make a definitive conclusion regarding any potential impacts on value of the location of any such easements or encroachments. Visual observations of the site revealed no adverse easements or encroachments. It appears as though the site is encumbered by utility and access easements typical of a developed site. It is specifically assumed that any easements, restrictions or encroachments that might appear against the title would have no adverse impact on marketability or value.
Environmental	No readily observable adverse environmental site conditions were noted. No environmental reports were provided for review.
Accessibility/Visibility	Ingress and egress to Baymeadows Circle East and the subject property is via Baymeadows Road. Ingress and egress to the property is also provided by Paseo Drive East off of Baymeadows Road. The buildings are only partially visible to passing traffic from Baymeadows Road; however, this is typical for multifamily properties along major thoroughfares in the area. There is signage identifying the subject property off of Baymeadows Circle East.
Improvements	The site is improved with a 904-unit garden-style apartment complex. The subject community consists of four “villages” containing one, two, three and four-bedroom apartments, townhomes and bungalows developed between 1969 and 1974 and containing 1,084,096 square feet of rentable area. Additional site improvements include a freestanding Resident Relations building, a freestanding management/leasing office and clubhouse, asphalt paved driveways and surface parking areas, parking garages, concrete walkways, six swimming pools with surrounding patio/deck, laundry facilities and landscaping.
Conclusions	The site attributes are well suited for the existing development and use.
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TAX PLAT MAP
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ARIAL PHOTO
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IMPROVEMENT ANALYSIS

Layout & Configuration	The subject consists of four garden-style apartment complexes or “villages”, with a total of 904 apartment units consisting of one, two, three and four-bedroom floor plans. The complex consists of 1,084,096 square feet of rentable area, which indicates an average unit size of 1,199 square feet. Additional site improvements include a freestanding Resident Relations building, a freestanding management/leasing office, clubhouse, asphalt paved driveways and surface parking areas, parking garages, concrete walkways, six swimming pools with surrounding patio/deck, laundry facilities and landscaping. According to the tax assessor’s office there are 123 buildings including residential buildings, utility buildings, clubhouses and laundry facilities,
Each of the four complexes, known as Casa del Sol, Casa Luna, Casa Stella and Casa Terra, have a unique design and color scheme. Casa del Sol and Casa Stella each have separate clubhouses. All offer lake views, laundry facilities and pool(s). A fifth complex, the 144-unit Casa del Mar, lies within the subject’s boundaries but is not part of the subject property. This property is owned by a separate entity and is not part of this appraisal assignment.
Year Built/Renovated	Reportedly, the subject property was originally developed between 1969 and 1974 as four garden-style apartment complexes. Ongoing maintenance has occurred over the years. Most of the apartment units have been updated since the original date of construction.
Leasable Area/Unit Mix	The following chart summarizes the unit mix and sizes of the various floor plans at the subject property as indicated by a review of client provided rent roll data and floor plans.
UNIT MIX AND FLOOR AREAS

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	24	586	14,064	$592	$1.01	$14,208
1 Bedroom/1.5 Bath	26	1,009	26,234	$768	$0.76	$19,968
1 Bedroom/1 Bath	142	724	102,808	$645	$0.89	$91,590
1 Bedroom/1 Bath	60	797	47,820	$637	$0.80	$38,220
2 Bedroom/1 Bath	48	1,084	52,032	$750	$0.69	$36,000
2 Bedroom/2 Bath	19	1,068	20,292	$809	$0.76	$15,371
2 Bedroom/2.5 Bath TH	22	1,467	32,274	$990	$0.67	$21,780
2 Bedroom/2 Bath	186	1,162	216,132	$766	$0.66	$142,476
2 Bedroom/2 Bath	176	1,326	233,376	$868	$0.65	$152,768
3 Bedroom/2 Bath	16	1,477	23,632	$1,020	$0.69	$16,320
3 Bedroom/2.5 Bath TH	74	1,698	125,652	$1,068	$0.63	$79,032
3 Bedroom/2 Bath	58	1,583	91,814	$1,008	$0.64	$58,464
3 Bedroom/2 Bath	30	1,631	48,930	$1,068	$0.65	$32,040
4 Bedroom/2 Bath	23	2,132	49,036	$1,402	$0.66	$32,246

Totals/Averages	904	1,199	1,084,096	$830	$0.69	$750,483

Source:	Client provided rent roll data and floor plans; compiled by CRA

Floor Plans	As indicated, the property offers a variety of one, two, three and four- bedroom floor plans. The property is unique in that it offers 23 four- bedroom units. Each floor plan provides a living room off of an entry foyer, a dining room off the kitchen and bedroom(s) with ample access to the bath(s).
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Each apartment features large closets and screened-in patios or balconies. Some units also offer extra storage, vaulted ceilings, skylights, breakfast nooks, wet bars, washer and dryer hookups and fireplaces. Interior upgrades include crown molding and ceramic tile, offset by two-tone painted walls. Kitchens include all-electric appliances, maple-finish wood cabinetry, brushed-nickel hardware, wine racks and granite-style countertops. All units have been upgraded to include energy saving, high-efficiency air conditioning.
EXTERIOR
Structure	The foundations consist of reinforced concrete slabs, poured on grade. Structural framing is concrete block and stucco exterior walls, with interior partitions comprised of textured and painted drywall.
Floors	The floors are constructed of reinforced concrete slabs with carpet or vinyl covering. The ceiling height ranges from approximately 8 to 12 feet.
Walls	The exterior walls are brick, stucco and wood.
Windows	Windows are single pane glass set in aluminum frames. Entry doors are metal set in metal frames. Sliding glass doors provide access to the porches or balconies.
Roof	The buildings have pitched roofs with composition shingle covers.
INTERIOR FINISHES
Walls and Ceilings	Textured and painted drywall.
Flooring	Wall-to-wall carpeting throughout except for sheet vinyl in bathrooms, kitchens and entry foyers.
Kitchens	Typical appliance package consisting of a frost-free refrigerator/freezer, range with oven, dishwasher and garbage disposal. Cabinets are stained wood.
Bathrooms	Shower/tub, toilet, vanity with sink and mirrored medicine cabinet. Tubs have a ceramic tile wainscoting.
MECHANICAL SYSTEMS
HVAC	Air and heat is provided by individual split systems with exterior condensers. Tenants are responsible for their own utility charges. The system is similar to competing properties.
Electric Service	Adequate electric service is provided. Each apartment has a separate panel.
Plumbing	Apartment-grade plumbing systems are installed. Each unit is serviced by an individual electric water heater. Water and sewer charges are billed to tenants separately by the property based on a separate billing system.
Fire Protection	The property does not have fire sprinklers, however, there are smoke detectors and pull stations. This is typical for this vintage property in the market.
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Security	Each unit may be wired for security. Monitoring is at tenant’s expense.
ANCILLARY AREAS
Storage Spaces	No additional storage lockers are provided.
Loading Facilities	Tenant moving occurs from the parking lot. The internal drive is accessible for moving vans.
Landscaping	Landscaping is adequate and consists of mature vegetation. Native trees and shrubs are plentiful throughout the common areas and between buildings. There are several small lakes adjoining the site.
Parking	The internal drive incorporates the surface parking lots. There appears to be an adequate number of parking spaces provided. The drives and parking lots are asphalt paved. A limited amount of garage parking is available to residents for an additional fee.
Recreational Amenities	Amenities include eight outdoor in-ground swimming pools with surrounding patio/deck areas, sand volleyball, poolside barbecue pavilions, dog park, boat and RV Storage, playgrounds, clubhouse and fitness center.
FF&E
Personal Property	The subject property has office furnishings and equipment for the staff at the management/leasing office and various chairs and tables for the pool decks. Kitchen appliances are also part of personal property. The FF&E are similar to competitive properties.
CONDITION/MAINTENANCE
Exterior	Average to good condition. Overall maintenance appears adequate.
Roof	Average to good condition. No roof leaks were reported.
Interiors	Average to good condition. Overall maintenance appears adequate.
Common Area Amenities	Average to good condition. Overall maintenance appears adequate.
Sidewalks & Paving	Average to good condition. Overall maintenance appears adequate with patching and repairs to areas of the site.
Landscaping	Average to good condition. Overall maintenance appears adequate.
Environmental Conditions	No readily observable adverse conditions were noted during the site visit. We recommend that anyone desiring further information retain an appropriately licensed/trained/certified inspector.
ELEMENTS OF DEPRECIATION
Based on our field inspection, we note that some elements of depreciation are present at the subject property.
Physical Deterioration	The overall physical condition is good with adequate maintenance levels. Physical deterioration is primarily limited to general aging and normal wear
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and tear. Carpet and mechanical equipment in the individual units are updated and/or replaced on an as-needed basis. Most of the exterior air- conditioning condensing units were replaced within the recent past. According to Marshall Valuation Service, buildings similar to the subject property have an economic life of approximately 50 years. The actual average age of the property is estimated at 39 years. As a result of on-going maintenance, the effective age is estimated to be less than the actual age of the improvements. The effective age is estimated at approximately 30 years.
Capital Improvements	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas.

A review of the subject operating statements and budget indicate that an adequate amount of capital expenditures are spent annually so as to maintain the habitability of the apartments. No extra-ordinary future expenditures were reported or observed to be required.
Functional Obsolescence	The subject property represents standard design, systems and floor plans consistent with traditional garden style apartment complexes. The property has operated at rental rates and occupancy levels that are consistent with that of other similar properties within the influencing market, attesting to its functional adequacy and market acceptance. Considering these factors, no adjustment for functional obsolescence is required.
External Obsolescence	External obsolescence is a loss in value resulting from conditions that are present outside the subject property and is usually incurable. No site- specific external obsolescence was noted. Adjacent properties and nearby uses benefit the subject property. However, external obsolescence attributable to current market conditions is applicable.
Conclusions	The subject improvements have adequate functional utility, conform well to the general character of the neighborhood and are generally similar to competitors.
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REAL ESTATE ASSESSMENTS AND TAXES

Assessor’s Identification	The subject property is identified by the Duval County Property Appraiser office by Tax Identification Number 148521-0030.
Overview	Real property taxes are based on multiplying the “Assessment”, which is 100% of the “Fair Market Value” (FMV) as determined by the Duval County Property Appraiser, and the Tax Rate, which is determined by municipal, county administration, county school board budgets, several other taxing districts/authorities and also several bond issues.

The tax year is based on a calendar year, payable in arrears. The FMV is supposed to reflect total property value as of January 1 of each year. The Tax Rate is typically determined after the assessments have been finalized in July and prior to billing in September. Although payment is due without penalty by March 31 of the following year, discounts up to 4% are available by making payment in November which results in a decrease of 1% per month through February.
The assessor can use all three of the standard appraisal methods to establish an equitable FMV. Although a property’s assessment is not automatically changed upon sale, the sales price would be considered and included in the general market pricing trend during subsequent revaluations. Countywide revaluations are required annually with at least every three years; however, the assessor re-evaluates property annually.
The millage varies by taxing district within the county. Each taxing district’s total millage is comprised of individual millages determined by multiple taxing authorities operating within that district. The subject property in the “GS” (City of Jacksonville) taxing district. Taxing authorities include Duval County Public Schools, Florida Inland Navigation and St Johns River Water Management.
Assessments	The subject’s total 2010 “working” assessment of $56,629,500 represents an 8.9% increase over the 2009 Certified Assessment Value of $52,000,000. It is noted that the “working” assessment is a preliminary value. Certified assessments will not be finalized until TRIM notices are mailed in July.
Comparable Assessments	Similar properties within the subject property’s immediate vicinity were surveyed to ascertain the reasonableness of the subject property’s current FMV assessment. As indicated in the following table, the subject’s assessment per unit is within the range of assessments exhibited by the comparable properties. The subject’s large average unit size in comparison to those of the comparable properties is offset by the age of the improvements.
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TAX COMPARABLES

		Year	Assessed	Assessment
Property Name	Tax ID	Built	Units	Per Unit

Villages of Baymeadows (Subject)	148521-0030	1969-1974	904	$57,522
Hunter’s Ridge At Deerwood	148633-5200	1987	336	$50,896
Casa del Mar	148521-0071	1983	144	$56,062
St. John’s Plantation	148521-0060	1989	400	$59,057

Source: Duval County Property Appraiser, compiled by CRA

Property Tax Abatement	The subject property does not participate in any property tax abatement programs.
Tax Rate	The historical combined tax (millage) rates applicable to the subject parcel are summarized as follows
HISTORICAL MILLAGE RATES

	Millage Code:
Tax Year	Combined Millage Rate	Differential	Percent Change

2004	18.7534	—
2005	18.5755	-0.1779	-1.0%
2006	18.1825	-0.3930	-2.2%
2007	16.6894	-1.4931	-8.9%
2008	16.4954	-0.1940	-1.2%
2009	17.3050	0.8096	4.7%

Tax rates have remained relatively stable reflecting modest declines between 2004 and 2008. This trend is in part related to the general increases experienced on assessed values throughout the county. In light of recent declines in economic and market conditions, rates appear to be increasing as assessed values have declined. The 2009 total tax rate applicable for all taxing authorities with jurisdiction over the subject property equates to 17.3050 per $1,000 of assessed value.
Non-Ad Valorem
Assessments	In addition to the various taxing authorities that comprise the combined millage rate listed above, there are also non ad valorem assessments. The establishment of non ad valorem assessments is intended to ensure that low and no valued properties contribute toward various municipal and other government provided services. Currently, there is no Non-Ad Valorem assessment applicable to the subject property.
Real Estate Tax Projection	The value concluded for the property in this appraisal is similar to the 2010 “working” assessment. The “working” assessment however does not consider a cost of sale factor described below.
As the definition of market value inherently considers the sale of the property at the concluded value and said value would be considered in the assessment process, the real estate tax calculation is predicated on an assessed value equivalent to the concluded market value estimate, less applicable costs of sale. The $56,600,000 market value conclusion reduced by a 15% cost of sale results in an estimated assessment of $48,110,000.
Future increases in reassessments are expected to reflect annual increases near the anticipated inflation rate during the same period. Tax rates are expected to remain relatively stable. Based on the estimated assessment of
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$48,110,000 and 2009 tax rate of 17.3050/$1,000, a gross ad valorem tax liability of $832,544 is derived. This amount is reduced by 4% to reflect the early payment discount, yielding the net tax liability of $799,242. There is no non-ad valorem assessment for the subject property. As such, a total tax expense of $800,000, rounded, is projected.
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APARTMENT MARKET ANALYSIS

Introduction	The following apartment market analysis is designed to provide the reader an understanding of the Austin area apartment market and the local submarket within which the subject property competes. The most recent source of data available to the appraisers was the Marcus & Millichap Market Update Report for the Jacksonville Metro Area (1st Quarter 2010 and MPF Research) and the CB Richard Ellis, MarketView for Multi-Housing (January 2010).
Jacksonville Overview	After Jacksonville ranked as the weakest apartment occupancy performer across the 64 metros that form the core of MPF Research’s U.S. analysis at the end of 2009, the market exhibited some very encouraging momentum during the initial months of 2010. While occupancy still was only at 88.5% as of March, that figure was up an impressive 2.2% points from the rate seen in December. During the first three months of 2010, Jacksonville absorbed a robust total of nearly 1,800 apartments. Rents continued to falter during early 2010, but the pace of decline wasn’t nearly as drastic as had been seen previously. Measuring change on a same-store basis, effective pricing declined 0.7% for the quarter. Annual rent loss remained extreme, coming in at 5.7%.
According to Marcus & Millichap, apartment property fundamentals in Jacksonville have yet to stabilize since the wave of new construction over the past three years. In 2009, the delivery of 2,000 units contributed to a 170 basis point jump in vacancy. Supply has increased much faster than demand, especially in the North Jacksonville and Arlington submarkets, both of which posted vacancy of around 20% last year. No new projects are scheduled to be delivered in these areas in 2010, but limited demand will sustain high vacancy rates. While supply growth has been a driver behind the recent rise in metrowide vacancy, trends have started to shift, as completions will decline this year. Also, permitting fell more than 30% in 2009 and is projected to retreat further in 2010 due to lingering weakness in demand generators. Any pause in building activity will provide owners an opportunity to fill vacant units as demand begins to recover.
Most Jacksonville apartment complexes are offering rent concessions. Typical of those is a free month in return for a signed lease, but some renters are opting to pro-rate that free month into rent discounts over the term of their lease.
Investment activity is anticipated to pick up over the course of 2010 as buyers identify prospects and many owners either develop disposition strategies or seek to expand local portfolios. Financially distressed assets will likely come to market more frequently, allowing owners of fundamentally sound properties to redeploy capital into discounted assets. Average cap rates are expected to remain in the 7.5% to 9% range, depending on operations, age and location according to one market analyst.
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Historical measures are provided back to 2001. Market data through the 1st Quarter of 2010 are included in the year-end 2010 estimates. The follow table summarizes Jacksonville’s history trend and forecast.
JACKSONVILLE ANNUAL HISTORY & FORECAST: 2000 - 2014

		Rentable
	Rentable	Completions	Vacancy	Net Absorption	Rent Index	Rent
Year	Inventory (units)	(Units)	Rate (%)	(units)	($/unit)	Inflation (%)

2001	77,919	2,505	4.9	1,472	685.6	4.1
2002	80,846	2,927	6.0	3,283	700.64	2.2
2003	83,666	2,820	5.4	2,778	714.1	1.9
2004	85,891	2,225	6.2	2,052	728.8	2.1
2005	89,605	3,714	4.2	4,502	759.09	4.2
2006	95,237	5,632	5.3	3,139	788.39	3.9
2007	100,360	5,123	7.6	617	786.44	-0.2
2008	104,197	3,837	10.4	3,064	763	-3.0
2009	106,038	1,841	12.4	-57	731.55	-4.1
Forecast
2010	106,695	657	10.8	2,955	711.98	-2.7
2011	106,745	50	9.7	1,252	715.87	0.5
2012	106,745	0	8.7	1,079	728.22	1.7
2013	106,745	0	7.7	934	744.63	2.3
2014	106,745	0	7.0	725	764.57	2.7
2015	106,771	26	6.4	514	788.84	3.2

Source: CB Richard Ellis, Inc., Data as of 1ST Quarter 2010

As indicated, the short-term forecast calls for moderate improvement in vacancies and rental rate through 2011. Total net absorption is forecasted to be appositive 4,207 units, out-pacing supply during the same period. By year-end 2010, the annualized vacancy rate is expected to be 10.8% while rents are forecasted to decline to $711.98 compared to current market rents of $731.55.
Between 2010 and 2015 new supply is expected to average 122 units, while net absorption is expected to average 1,243 units, out-pacing new supply. Vacancy rates are expected to drop to 6.4%, while rents are forecasted to rise to $788.84.
Jacksonville offers stability in markets south of the St. Johns River, as the north and west submarkets were severely hit by the recession. Despite high vacancy rates, thousands of new units came on line in 2008 and 2009. As a result of the oversupply, average rents in Jacksonville are expected to continue to decline at least for the coming year, stabilize in 2011 and begin to strengthen thereafter.
Submarket Analysis	The subject is located within the Southside submarket which is one of eight submarket areas defined by the CB Richard Ellis report. The Southside submarket reported a vacancy rate of 9.7%, as of the 1st Quarter 2010, down 45 basis points from one year ago. Effective rental rates in the submarket had been on a declining trend over the past two years. The Southside reported an average effective rental rate of $793.94 per unit at the end of the 1st Quarter 2010, down 6.0% from the 1st
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Quarter 2009. Vacancies are forecast to decrease 140 basis points by 2011 to 8.3%, outperforming the metro area.
Overall, the factors attributed to the performance of properties within this submarket as compared to others within the region include a stable supply of existing units with no additional apartment projects on the near term horizon. Supply and demand factors indicate that in the short term, the apartment market is likely to reflect an increase in the net absorption of apartment units. This should have a positive impact on the submarket and subject property. As a result, the subject market area is considered to be generally stable overall and that continued growth should reflect general population trends within the market into the foreseeable future.
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MARKET RENT ANALYSIS

Subject Property Leasing	A March 2010 Rent Roll was provided for the subject. The average asking rents are summarized in the following table. It should be noted that these rents are the average asking rents only and not the rents currently being paid. In addition, the subject’s rent pricing is based on individual unit demand and market rents change often.
SUBJECT CURRENT ASKING RENT SUMMARY

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	24	586	14,064	$592	$1.01	$14,208
1 Bedroom/1.5 Bath	26	1,009	26,234	$768	$0.76	$19,968
1 Bedroom/1 Bath	142	724	102,808	$645	$0.89	$91,590
1 Bedroom/1 Bath	60	797	47,820	$637	$0.80	$38,220
2 Bedroom/1 Bath	48	1,084	52,032	$750	$0.69	$36,000
2 Bedroom/2 Bath	19	1,068	20,292	$809	$0.76	$15,371
2 Bedroom/2.5 Bath TH	22	1,467	32,274	$990	$0.67	$21,780
2 Bedroom/2 Bath	186	1,162	216,132	$766	$0.66	$142,476
2 Bedroom/2 Bath	176	1,326	233,376	$868	$0.65	$152,768
3 Bedroom/2 Bath	16	1,477	23,632	$1,020	$0.69	$16,320
3 Bedroom/2.5 Bath TH	74	1,698	125,652	$1,068	$0.63	$79,032
3 Bedroom/2 Bath	58	1,583	91,814	$1,008	$0.64	$58,464
3 Bedroom/2 Bath	30	1,631	48,930	$1,068	$0.65	$32,040
4 Bedroom/2 Bath	23	2,132	49,036	$1,402	$0.66	$32,246

Totals/Averages	904	1,199	1,084,096	$830	$0.69	$750,483

Competitive Set	In order to determine the market rent for the subject’s apartment units, a survey of comparable apartment complexes considered most similar to the subject was conducted. The subject competes with a number of properties in the area. We included a representative sample of the competitive properties. All of the properties are in close proximity of the subject and define the range of property, unit types and rental rates available in the market.
The information regarding the rent comparables was obtained through physical inspections and direct interviews of rental agents and property managers. The following map illustrates the location of the comparable properties in relation to the subject. Data sheets summarizing details of the subject and comparable properties follow the map.
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments Jacksonville, Florida	May 28, 2010 Page 27
COMPARABLE RENTAL MAP
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments Jacksonville, Florida	May 28, 2010 Page 28

SUBJECT PROPERTY	Villages of Baymeadows 7915 Baymeadows Circle East Jacksonville, Florida

Units	904
Year Built	1969-1974
Occupancy	95%
Amenities	Electric kitchen appliances, walk-in closets, and mini-blinds. Complex amenities include eight swimming pools, sand volleyball, barbecue pavilions, dog park, boat and RV Storage, playgrounds, clubhouse and fitness center.
Concessions	Pricing changes with demand.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	24	586	14,064	$592	$1.01	$14,208
1 Bedroom/1.5 Bath	26	1,009	26,234	$768	$0.76	$19,968
1 Bedroom/1 Bath	142	724	102,808	$645	$0.89	$91,590
1 Bedroom/1 Bath	60	797	47,820	$637	$0.80	$38,220
2 Bedroom/1 Bath	48	1,084	52,032	$750	$0.69	$36,000
2 Bedroom/2 Bath	19	1,068	20,292	$809	$0.76	$15,371
2 Bedroom/2.5 Bath TH	22	1,467	32,274	$990	$0.67	$21,780
2 Bedroom/2 Bath	186	1,162	216,132	$766	$0.66	$142,476
2 Bedroom/2 Bath	176	1,326	233,376	$868	$0.65	$152,768
3 Bedroom/2 Bath	16	1,477	23,632	$1,020	$0.69	$16,320
3 Bedroom/2.5 Bath TH	74	1,698	125,652	$1,068	$0.63	$79,032
3 Bedroom/2 Bath	58	1,583	91,814	$1,008	$0.64	$58,464
3 Bedroom/2 Bath	30	1,631	48,930	$1,068	$0.65	$32,040
4 Bedroom/2 Bath	23	2,132	49,036	$1,402	$0.66	$32,246

Totals/Averages	904	1,199	1,084,096	$830	$0.69	$750,483
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments Jacksonville, Florida	May 28, 2010 Page 29

COMPARABLE RENTAL 1	Casa del Mar 8025 Baymeadows Circle E Jacksonville, Florida

Units	144
Year Built	1983
Occupancy	95%
Amenities	Washer/dryer connections (except studio), electric kitchen appliances, ceiling fans, walk-in closets, mini-blinds, fireplaces and patio/balcony. Complex amenities include clubhouse, pool and laundry facilities.
Concessions	None; reduced rent structure as presented below.
Comments	Casa del Mar is lies within the subject’s boundaries and was part of the original development.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1.5 Bath	12	875	10,500	$669	$0.76	$8,028
2 Bedroom/2 Bath	18	1,204	21,672	$749	$0.62	$13,482
2 Bedroom/2 Bath	8	1,207	9,656	$839	$0.70	$6,712
2 Bedroom/2 Bath TH	12	1,298	15,576	$929	$0.72	$11,148
2 Bedroom/2.5 Bath TH	40	1,356	54,240	$874	$0.64	$34,960
2 Bedroom/2.5 Bath TH	42	1,356	56,952	$874	$0.64	$36,708
3 Bedroom/3 Bath TH	12	1,566	18,792	$1,189	$0.76	$14,268

Totals/Averages	144	1,301	187,388	$870	$0.67	$125,306
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments Jacksonville, Florida	May 28, 2010 Page 30

COMPARABLE RENTAL 2	St. John’s Plantation 7595 Baymeadows Circle W Jacksonville, Florida

Units	400
Year Built	1989
Occupancy	96%
Amenities	Washer/dryer connections (except studios), electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, business center, volleyball, playground, pool and fitness center.
Concessions	Pricing changes daily. $99 move-in on select units
Comments	This property is located less than one mile north of the subject.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	72	743	53,496	$810	$1.09	$58,320
1 Bedroom	48	821	39,408	$887	$1.08	$42,576
1 Bedroom	92	823	75,716	$889	$1.08	$81,788
2 Bedroom/2 Bath	36	905	32,580	$887	$0.98	$31,932
2 Bedroom/2 Bath	60	1,070	64,200	$952	$0.89	$57,120
2 Bedroom/2 Bath Den	60	1,158	69,480	$892	$0.77	$53,520
3 Bedroom/2 Bath	16	1,242	19,872	$956	$0.77	$15,296
3 Bedroom/2 Bath	16	1,311	20,976	$1,206	$0.92	$19,296

Totals/Averages	400	939	375,728	$900	$0.96	$359,848
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments Jacksonville, Florida	May 28, 2010 Page 31

COMPARABLE RENTAL 3	Paradise Island 8787 Southside Blvd Jacksonville, Florida

Units	1,112
Year Built	1990
Occupancy	96%
Amenities	Washer/dryer connections, electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, business center, tennis, volleyball, playground, 4 pools and fitness center.
Concessions	Pricing changes daily; reduced rent structure as presented below.
Comments	This property is located less than one mile southeast of the subject.
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments Jacksonville, Florida	May 28, 2010 Page 32
COMPARABLE RENTAL 3, Continued
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	96	831	79,776	$765	$0.92	$73,440
1 Bedroom	36	875	31,500	$963	$1.10	$34,668
1 Bedroom	96	879	84,384	$835	$0.95	$80,160
1 Bedroom	132	879	116,028	$826	$0.94	$109,032
2 Bedroom/2 Bath	64	1,098	70,272	$900	$0.82	$57,600
2 Bedroom/2 Bath	66	1,159	76,494	$985	$0.85	$65,010
2 Bedroom/2 Bath	88	1,159	101,992	$985	$0.85	$86,680
2 Bedroom/2 Bath	84	1,169	98,196	$924	$0.79	$77,616
2 Bedroom/2 Bath	30	1,224	36,720	$1,089	$0.89	$32,670
2 Bedroom/2 Bath	64	1,248	79,872	$1,111	$0.89	$71,104
2 Bedroom/2 Bath	84	1,288	108,192	$1,005	$0.78	$84,420
2 Bedroom/2 Bath	96	1,288	123,648	$1,005	$0.78	$96,480
2 Bedroom/2 Bath	56	1,314	73,584	$1,077	$0.82	$60,312
3 Bedroom/2 Bath	64	1,352	86,528	$1,095	$0.81	$70,080
3 Bedroom/2 Bath	56	1,352	75,712	$1,095	$0.81	$61,320

Totals/Averages	1,112	1,118	1,242,898	$954	$0.85	$1,060,592
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 33

COMPARABLE RENTAL 4	Hunter’s Ridge at Deerwood
10100 Baymeadows Rd
Jacksonville, Florida

Units	336

Year Built	1987

Occupancy	96%

Amenities	Washer/dryer connections, fireplace (select units), electric kitchen appliances, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, business center, fitness center, pool with Jacuzzi and laudry facilities.

Concessions	Prices change daily; $199 Move-in

Comments	This property is located less than one mile east of the subject.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	96	595	57,120	$575	$0.97	$55,200
1 Bedroom	88	766	67,408	$658	$0.86	$57,904
2 Bedroom/1 Bath	12	910	10,920	$710	$0.78	$8,520
2 Bedroom/2 Bath	60	1,020	61,200	$740	$0.73	$44,400
2 Bedroom/2 Bath	44	1,138	50,072	$770	$0.68	$33,880
3 Bedroom/2 Bath	36	1,338	48,168	$985	$0.74	$35,460

Totals/Averages	336	878	294,888	$700	$0.80	$235,364
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 34

COMPARABLE RENTAL 5	Bay Club
9009 Western Lake Dr.
Jacksonville, Florida

Units	220

Year Built	1992

Occupancy	91%

Amenities	Washer/dryer connections, electric kitchen appliances, extra storage, ceiling fans, walk-in closets, patio/balcony, and mini-blinds. Complex amenities include clubhouse, tennis, volleyball, business center, pool with Jacuzzi, and laudry facilities.

Concessions	Specials include $75 to $200 off rent on 13 month lease.

Comments	This property is located approximately one mile south of the subject.
RENTAL DATA

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom	28	779	21,812	$888	$1.14	$24,864
1 Bedroom	56	805	45,080	$902	$1.12	$50,512
2 Bedroom/2 Bath	28	1,070	29,960	$1,038	$0.97	$29,064
2 Bedroom/2 Bath	28	1,073	30,044	$1,052	$0.98	$29,456
2 Bedroom/2 Bath	16	1,105	17,680	$1,017	$0.92	$16,272
2 Bedroom/1 Bath	16	1,113	17,808	$1,068	$0.96	$17,088
2 Bedroom/2 Bath	16	1,122	17,952	$1,088	$0.97	$17,408
2 Bedroom/2 Bath	16	1,293	20,688	$1,293	$1.00	$20,688
3 Bedroom/2 Bath	16	1,409	22,544	$1,268	$0.90	$20,288

Totals/Averages	220	1,016	223,568	$1,026	$1.01	$225,640
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 35

ANALYSIS	The comparable rental properties are all in the general vicinity of the subject property. The selected comparable properties were built between 1983 and 1992 as compared to the subject’s 1969 – 1974 date of construction. The subject property has been well maintained and competes effectively in the market with the newer product. Additionally, the subject offers an extensive amenity package that helps reduce the variance in rents commanded by the generally newer comparable properties and the subject property. The rental rates illustrated by the comparable properties provide an indication as to the appropriate market rent for the subject property.

One Bedroom Units	The subject property offers four (4) one bedroom floor plans that contain 586 and 1,009 square feet. The largest 1,009-square-foot floor plan is unique in that there are few large one bedroom floor plans offered in the market. As such, this unit will be analyzed separately with a mix of larger-sized one and two-bedroom units. Excluding the 1,009 square foot floor plan, the one-bedroom units under analysis range in size from 586 to 797 square feet. The average quoted rental rate for these floor plans range from $592 to $645 per month, or $0.80 to $1.01 per square foot. The following chart outlines rental rates for similar sized one bedroom floor plans within the competing apartment properties.
ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	586	$592	$1.01	1 Bedroom/1 Bath
Subject	724	$645	$0.89	1 Bedroom/1 Bath
Subject	797	$637	$0.80	1 Bedroom/1 Bath

Casa del Mar	875	$669	$0.76	Similar
St. John’s Plantation	743	$810	$1.09	Superior
	821	$887	$1.08
	823	$889	$1.08
Paradise Island	831	$765	$0.92	Superior
	875	$963	$1.10
	879	$835	$0.95
	879	$826	$0.94
Hunter’s Ridge At Deerwood	595	$575	$0.97	Similar
	766	$658	$0.86
Bay Club	779	$888	$1.14	Superior
	805	$902	$1.12	Superior

Subject Range	586 - 797	$592 - $645	$0.80 - $1.01
Comparable Range	595 - 879	$575 - $963	$0.76 - $1.14

The rents illustrated by comparable one-bedroom floor plans range from $575 to $963 per month and $0.76 to $1.14 per square foot. The newest properties in the data set, St. Johns Plantation, Paradise Island and Bay Club, command the highest rents. The subject’s quoted rent is appropriately aligned below the rents commanded by these properties and more in line with the rents illustrated by Casa del Mar and Hunter’s Ridge at Deerwood, the properties rated as being most similar. Review of market data indicates that the subject’s quoted rent structure is market oriented.

Large One Bedroom Units	The subject property offers one large 1,009-square-foot plan that has an average market rent of $768, or $0.76 per square foot. As there are few large one bedroom floor plans offered in the market, this unit was compared to a mix of larger-sized one-bedroom units and similar-sized two-bedroom
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 36

floor plans. The following chart outlines rental rates for similar sized one and two bedroom floor plans within the competing apartment properties.
LARGE ONE-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,009	$768	$0.76	1 Bedroom/1.5 Bath

Casa del Mar	875	$1,089	$1.24	Similar
	1,204	$1,089	$0.90	2 Bedroom/2 Bath
St. John’s Plantation	905	$887	$0.98	2 Bedroom/2 Bath
	1,070	$952	$0.89	2 Bedroom/2 Bath
Paradise Island	879	$826	$0.94	Superior
	1,098	$900	$0.82	2 Bedroom/2 Bath
Hunter’s Ridge At Deerwood	766	$658	$0.86	Similar
	910	$710	$0.78	2 Bedroom/1 Bath
Bay Club	805	$902	$1.12	Superior
	1,070	$1,038	$0.97	2 Bedroom/2 Bath

Subject Range	1,009	$768	$0.76
Comparable Range	766 - 1,204	$658 - $1,089	$0.78 - $1.24

After taking into account variances in size and age of the properties, the subject’s quoted rent is appropriately aligned with the lower end of the range of rents illustrated by the competing properties. The subject’s quoted rent structure is deemed market oriented and processed for valuation purposes.

Two-Bedroom Units	The subject offers four (4) two-bedroom floor plans that range in size from 1,068 to 1,467 square feet. The average quoted rents for these floor plans range from $750 to $990 per month and $0.66 and $0.76 per square foot. Similar sized floor plans within the competing properties are presented below.
TWO-BEDROOM FLOOR PLANS

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,084	$750	$0.69	2 Bedroom/1 Bath
Subject	1,068	$809	$0.76	2 Bedroom/2 Bath
Subject	1,467	$990	$0.67	2 Bedroom/2.5 Bath TH
Subject	1,162	$766	$0.66	2 Bedroom/2 Bath

Casa del Mar	1,204	$749	$0.62	Similar
	1,207	$839	$0.70
	1,298	$929	$0.72
	1,356	$874	$0.64
	1,356	$874	$0.64
St. John’s Plantation	1,070	$952	$0.89	Superior
	1,158	$892	$0.77
Paradise Island	1,098	$900	$0.82	Superior
	1,159	$985	$0.85
	1,159	$985	$0.85
	1,169	$924	$0.79
	1,224	$1,089	$0.89
	1,248	$1,111	$0.89
	1,288	$1,005	$0.78
	1,288	$1,005	$0.78
	1,314	$1,077	$0.82
Hunter’s Ridge At Deerwood	1,020	$740	$0.73	Similar
	1,138	$770	$0.68
Bay Club	1,070	$1,038	$0.97	Superior
	1,073	$1,052	$0.98
	1,105	$1,017	$0.92
	1,113	$1,068	$0.96
	1,122	$1,088	$0.97
	1,293	$1,293	$1.00

Subject Range	1,068 - 1,467	$750 - $990	$0.66 - $0.76
Comparable Range	1,070 - 1,356	$740 - $1,293	$0.62 - $1.00

COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 37

The comparable two-bedroom units range in size from 1,070 to 1,356 square feet and illustrate rents ranging from $740 to $1,293 per month, or $0.62 to $1.00 per square foot. The newest properties in the data set, St. Johns Plantation, Paradise Island and Bay Club, command the highest rents. The subject’s quoted rent is appropriately aligned below the rents commanded by these properties and more in line with the rents illustrated by the more similar Casa del Mar and Hunter’s Ridge at Deerwood properties. Review of market data indicates that the subject’s quoted rent structure is market oriented.

Three & Four-Bedroom Units	The subject offers four (4) three-bedroom floor plans and one (1) four-bedroom floor plan that range in size from 1,477 to 2,132 square feet. The average asking rents for these units range from $1,008 to $1,402 per month or $0.63 and $0.69 per square foot. There are no comparable four bedroom floor plans with within the market. Three-bedroom floor plans within the competing properties are presented below.
THREE AND FOUR BEDROOM COMPARISON

	Unit Size (SF)	Rent/Month	Rent/SF	Comment

Subject	1,477	$1,020	$0.69	3 Bedroom/2 Bath
Subject	1,698	$1,068	$0.63	3 Bedroom/2.5 Bath TH
Subject	1,583	$1,008	$0.64	3 Bedroom/2 Bath
Subject	1,631	$1,068	$0.65	3 Bedroom/2 Bath
Subject	2,132	$1,402	$0.66	4 Bedroom/2 Bath

Casa del Mar	1,566	$1,189	$0.76	Similar
St. John’s Plantation	1,242	$956	$0.77	Superior
	1,311	$1,206	$0.92
Paradise Island	1,352	$1,095	$0.81	Superior
Hunter’s Ridge At Deerwood	1,338	$985	$0.74	Similar
Bay Club	1,409	$1,268	$0.90	Superior

Subject Range	1,477 - 2,132	$1,008 - $1,402	$0.63 - $0.69
Comparable Range	1,242 - 1,566	$956 - $1,268	$0.74 - $0.92

The comparable three-bedroom units under analysis range in size from 1,242 to 1,566 square feet and illustrate monthly asking rents that range from $956 to $1,268 per unit and $0.74 to $0.92 per square foot. As indicated, the subject’s quoted rent is appropriately aligned below the rents commanded by the newest properties and more in line with the rents illustrated by the most similar properties. Review of market data indicates that the subject’s quoted rent structure is market oriented.

Conclusions	The subject is expected to continue to capture its fair share of the market at the indicated economic rates. The subject’s potential gross market rent is summarized in the following chart.
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 38
SUMMARY OF ECONOMIC RENT POTENTIAL

Type	Mix	Size	Total Area	Rent	Rent/SF	Total Rent

1 Bedroom/1 Bath	24	586	14,064	$592	$1.01	$14,208
1 Bedroom/1.5 Bath	26	1,009	26,234	$768	$0.76	$19,968
1 Bedroom/1 Bath	142	724	102,808	$645	$0.89	$91,590
1 Bedroom/1 Bath	60	797	47,820	$637	$0.80	$38,220
2 Bedroom/1 Bath	48	1,084	52,032	$750	$0.69	$36,000
2 Bedroom/2 Bath	19	1,068	20,292	$809	$0.76	$15,371
2 Bedroom/2.5 Bath TH	22	1,467	32,274	$990	$0.67	$21,780
2 Bedroom/2 Bath	186	1,162	216,132	$766	$0.66	$142,476
2 Bedroom/2 Bath	176	1,326	233,376	$868	$0.65	$152,768
3 Bedroom/2 Bath	16	1,477	23,632	$1,020	$0.69	$16,320
3 Bedroom/2.5 Bath TH	74	1,698	125,652	$1,068	$0.63	$79,032
3 Bedroom/2 Bath	58	1,583	91,814	$1,008	$0.64	$58,464
3 Bedroom/2 Bath	30	1,631	48,930	$1,068	$0.65	$32,040
4 Bedroom/2 Bath	23	2,132	49,036	$1,402	$0.66	$32,246

Totals/Averages	904	1,199	1,084,096	$830	$0.69	$750,483
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 39
HIGHEST AND BEST USE

Definition	Highest and Best Use in appraisal theory is defined by the Appraisal Institute, The Dictionary of Real Estate Appraisal, 4th Edition, Appraisal Institute, Chicago, Illinois, 2002 as “the reasonably probable and legal use of vacant land or an improved property, which is physically possible, appropriately supported, financially feasible, and that results in the highest value. The four criteria the highest and best use must meet are legal permissibility, physical possibility, financial feasibility, and maximum profitability.”

There are typically two highest and best use scenarios: The highest and best use of the property as improved and the highest and best use of the site as if vacant. In each case, the use must pass four “tests”; it must be physically possible, legally permissible, financially feasible, and maximally productive.

HIGHEST AND BEST USE AS VACANT

Definition	Highest and Best Use As Vacant is defined as “among all reasonable, alternative uses, the use that yields the highest present land value, after payments are made for labor, capital, and coordination. The use of a property based on the assumption that the parcel of land is vacant or can be made vacant by demolishing any improvements.”

Physically Possible	The subject site’s size and shape would allow for most uses. Surrounding land uses generally include residential development. All utilities are available or currently service the site. The physical characteristics of the site should reasonably accommodate any use that is not restricted by the size, configuration or location of the property

Legally Permissible	The subject property is currently zoned for medium density residential uses. We are unaware of any adverse easements, restrictions or other agreements affecting permitted uses of the subject site. Given prevailing land use patterns in the area, current zoning and land use designations and recognizing the principle of conformity, some form of multifamily residential development reflecting permitted density is likely.

Financially Feasible	In light of current economic conditions, all types of properties have realized decreasing occupancy and rent levels. The existing supply of commercial properties and apartment units in the area appears to be sufficient to satisfy the existing level of demand. Given current market conditions, the financial feasibility for large-scale development is questionable at this time. Even if financial feasibility were pronounced, it would be difficult to obtain construction financing and capital in the currently constrained credit markets.
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 40

Maximally Productive	Given the above discussion, a holding period of the site as vacant is indicated until market conditions improve to the point financial feasibility is evident. The maximally productive use of the site is future development of a multifamily project to the maximum allowed density.

Conclusion	Based upon the preceding analysis, it is our opinion that the Highest and Best Use of the site, as vacant, is for residential development consistent with surrounding land uses when economic conditions improve to a level that permits development.

HIGHEST AND BEST USE AS IMPROVED

Definition	Highest and Best Use As Improved is defined as “the use that should be made of a property as it exists. An existing property should be renovated or retained as is so long as it continues to contribute to the total market value of the property, or until the return from a new improvement would more than offset the cost of demolishing the existing building and constructing a new one”.

Physically Possible	The subject is currently improved with a garden-style apartment complex. The complex was built between 1969 and 1974 and is 95% leased. The improvements are functional, and have been adequately maintained with on-going repairs and/or renovations programs occurring when needed.

Legally Permissible	The subject property is reportedly a legal conforming use of the site.

Financially Feasible	The complex is achieving its fair share of the market and is capable of maintaining market rents and occupancy in its current condition. Accordingly, the subject improvements contribute a positive return to value.

Maximally Productive	The property’s improvements generate a return to the real estate in excess of that generated by the underlying land and in consideration of current depressed conditions related to the condominium conversion market several projects have failed and are returning to rental properties.

Conclusion	Based upon the preceding analysis, it is our opinion that the highest and best use of the site as improved is for the continued multifamily residential use.
COGENT Realty Advisors, LLC

Villages of Baymeadows Apartments	May 28, 2010
Jacksonville, Florida	Page 41
VALUATION PROCESS

INTRODUCTION	There are three traditional approaches that can be employed in establishing the market value of the subject property. In practice, an approach to value is included or omitted based on the property type and the quality and quantity of information available in the marketplace. These approaches and their applicability to the valuation of the subject are summarized as follows.

Cost Approach	The application of the cost approach is based on the principle of substitution. This principle may be stated as follows: no one is justified in paying more for a property than the cost to develop a substitute property of equivalent desirability and utility. In the case of a new building, no deficiencies in the building should exist. The Cost Approach is typically only a reliable indicator of value for (a) new properties; (b) special use properties; and (c) where the cost of reproducing the improvements is easily and accurately quantified and there is no external obsolescence. In all instances, the issue of an appropriate entrepreneurial profit — the reward for undertaking the risk of construction — remains a highly subjective factor.

In the case of income-producing real estate with some items of depreciation, the cost of construction plays a minor and relatively insignificant role in determining market value. Investors are generally not buying, selling, or lending with reliance placed on the methodology of the Cost Approach to establish value. The Cost Approach has not been processed for purposes of this valuation assignment.

Income Approach	The Income Capitalization Approach is based on the premise that value is derived by converting anticipated benefits into property value. Anticipated benefits include the present value of the net income and the present value of the net proceeds resulting from the re-sale of the property.

There are two methods of accomplishing this: (1) direct capitalization of a single year’s income by an overall capitalization rate and; (2) the discounted cash flow in which the annual cash flows and reversionary value are discounted to a present value for the remainder of the property’s productive life or over a reasonable holding (ownership) period.

The subject property has an adequate operations history to determine the income-producing capabilities over the near future. In addition, performance levels of competitive properties serve as an adequate check as to the reasonableness of the subject property’s actual performance. As such, the Income Capitalization Approach is utilized in this appraisal.

Sales Comparison	The Sales Comparison Approach is an estimate of value based upon a process of comparing recent sales of similar properties in the surrounding or competing areas to the subject property. Inherent in and central to this approach is the principle of substitution. This comparative process involves judgment as to the similarity of the subject property and the comparable sales with respect to many value factors such as location, contract rent levels, quality of construction, reputation and prestige, age and condition, and the interest transferred, among others. The value estimated through this
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approach represents the probable price at which the subject property would be sold by a willing seller to a willing and knowledgeable buyer as of the date of value.

The reliability of this technique is dependent upon the availability of comparable sales data, the verification of the sales data, the degree of comparability and extent of adjustment necessary for differences, and the absence of atypical conditions affecting the individual sales prices. Although the volume of sales activity is down as a result of market conditions, our research revealed adequate sales activity to form a reasonable estimation of the subject property’s market value via the Sales Comparison Approach.

Reconciliation	The final step in the appraisal process is to reconcile the various value indications into a single final estimate. Each approach is reviewed in order to determine its appropriateness relative to the subject property. The accuracy of the data available and the quantity of evidence are weighted in each approach. The resulting estimate represents the subject property’s market value as defined in the appraisal.
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INCOME CAPITALIZATION APPROACH

VALUATION	As the subject property represents a stabilized occupancy, we have used the Direct Capitalization method to estimate a value for the subject property. The following income and expense discussion will explain our input for the analysis.

Direct Capitalization is defined as “a method used to convert an estimate of a single year’s income expectancy into an indication of value in one direct step, either by dividing the income estimate by an appropriate rate or by multiplying the income estimate by an appropriate factor. It further states that: only the first year’s income is considered. Yield and value change are implied, but not identified. The rate at which a stabilized net operating income is converted into value is known as an overall capitalization rate (OAR).” The major tasks involved in this approach to valuing the subject property are:

1. Calculate potential gross income from all sources that a competent owner could legally generate.

2. Estimate and deduct an appropriate vacancy and collection loss factor to arrive at effective gross income.

3. Estimate and deduct operating expenses that would be expected during a stabilized year to arrive at a probable net operating income.

4. Develop an appropriate overall capitalization rate to apply to the net operating income.

5.   Value is estimated by dividing the net operating income by the overall capitalization rate. Any adjustments to account for differences between the current conditions and stabilized conditions are also considered.

REVENUE ANALYSIS
Potential Gross Income	The potential gross income from apartment unit rentals is calculated at $750,483 per month or $9,005,796 for the appraised year based on the conclusion derived in the Market Rent Analysis section.

Loss to Lease	Loss to lease considers a loss in income due to leases in effect, whereby effective rental rates are lower than asking, or market, rental rates. In the case of the subject property, the loss to lease also accounts for concessions that are offered in the form of reduced rent.

Operating statements under review indicate an historical loss to lease of approximately 0.2% was realized in 2007. A gain to lease of 1.7% and 2.7% of the gross rent potential was reported in 2008 and 2009 respectively, as quoted rent levels declined below the level of rents in place. Review of the current rent roll indicates that current rents in place are less than 1.0% below the market rent estimated above. Based on the current rents in place and historical indicators, no allowance attributable to loss to lease is forecasted in the valuation pro forma.
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Concessions	Although concessions within the subject’s influencing area are available, the concessions are generally focused on specific units for limited periods of time. Each of the properties surveyed as rent comparables offer some form of rent concession. The concessions primarily consist primarily of reduced rent or in certain instances free rent over a portion of the lease term. As market fundamentals improve, concessions will abate and effective rent levels will begin to escalate.

At the subject property, concessions are amortized over the lease term resulting in a reduced rent structure in comparison to historically achieved rent levels. Concessions have ranged from 2.8% to 5.5% of the gross rent potential over the last few years. The current budget provides no allowance for concessions as they are accounted for in the currently reduced rent structure. In consideration of the market rent structure estimated above, no additional allowance for concessions is warranted.

Vacancy/Credit Loss	The subject has been able to maintain its fair share of market occupancy despite weakening market fundamentals over the past few years. It is currently 95% occupied, or 5% vacant, as of the date of appraisal. The subject’s current vacancy level is below both the Southside submarket’s market vacancy rate of 9.7%, as of the 1st Quarter 2010, and the Jacksonville metro area of 12.4%.

The subject’s current level of occupancy is aligned with the high end of the range of occupancy levels reported by competitors in the immediate vicinity. Occupancy levels for the competing properties in the influencing market area are outlined in the following table.
OVERVIEW OF COMPETITIVE OCCUPANCY LEVELS

Name	YOC	Total Units	Occupancy

Casa del Mar	1983	144	95%
St. John’s Plantation	1989	400	96%
Paradise Island	1990	1,112	96%
Hunter’s Ridge At Deerwood	1987	336	96%
Bay Club	1992	220	91%

Averages	1988	442	95%

The subject property has a history of stable occupancy and has maintained an average occupancy level in the range of 90% to 95% over the past couple of years. The year-to-date 2010 average occupancy at the subject property is approximately 95%. The subject’s sustained level of occupancy is similar to the occupancy levels achieved by competitors in the influencing market area. A vacancy factor of 5.0% is estimated.

Collection losses have been minimal over the past three years, averaging approximately 1.0%. A combined vacancy and collection loss factor of 6.0% is forecasted in the valuation pro forma.

Utility Reimbursements	Included in this category is the revenue received from tenants paying or reimbursing ownership for their share of utilities and services including gas, water, sewer and trash collection. Utility income has been increasing over the past few years ranging from $447 to $465 per unit between 2007 and
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2009. The 2010 budget projects utility recovery to be $541 per unit. Based on the historical and budgeted utility income receipts, we have estimated Utility Income to be $452,000, or $500 per unit.

Other Income	Typically, apartment projects receive additional revenue from sources such as laundry income, vending, application fees, late fees, bad check charges, and deposit forfeitures. Other income receipts at the subject property have ranged from $597 to $809 per unit, or 5.3% to 9.5% of the gross rent potential in 2008 and 2009. It is budgeted at $959 per unit or 9.5% of the gross rent potential in 2010. Other income is projected at $800 per unit or 8.0% of the gross potential income for the appraised fiscal year based on historical and budgeted collections.

OPERATING EXPENSES	In order to estimate expenses for the subject property, we have analyzed the subject’s operating expenses for Year End 2007 through Year End 2009 as well as the 2010 Budget. Expenses for similar apartment properties in the Duval County area and Florida region were also reviewed and considered. The subject’s operating statements under review have been reconstructed and summarized in the following chart.
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RECONSTRUCTED OPERATING STATEMENTS

	2007			2008			2009			2010 Budget
	Actual	% of GPI	Per Unit	Actual	% of GPI	Per Unit	Actual	% of GPI	Per Unit	Actual	% of GPI	Per Unit

INCOME
Gross Rent Potential (Market Rent)	$10,711,282	100.0%	$11,849	$10,154,438	100.0%	$11,233	$9,466,582	100.0%	$10,472	$9,091,716	100.0%	$10,057
Loss to Lease	$(19,572)	-0.2%	$(22)	$168,595	1.7%	$186	$259,228	2.7%	$287	$0	0.0%	$0
Concessions	$(584,961)	-5.5%	$(647)	$(289,303)	-2.8%	$(320)	$(337,435)	-3.6%	$(373)	$0	0.0%	$0
Vacancy/Credit/Non-revenue Units	$(2,093,050)	-19.5%	$(2,315)	$(1,258,408)	-12.4%	$(1,392)	$(647,463)	-6.8%	$(716)	$(545,228)	-6.0%	$(603)

Net Rental Income (NRI)	$8,013,699	74.8%	$8,865	$8,775,322	86.4%	$9,707	$8,740,912	92.3%	$9,669	$8,546,488	94.0%	$9,454
Utility Reimbursement	$420,564	3.9%	$465	$404,527	4.0%	$447	$418,042	4.4%	$462	$488,882	5.4%	$541
Other Income	$290,170	2.7%	$321	$539,528	5.3%	$597	$731,194	7.7%	$809	$866,793	9.5%	$959

Total Property Income (EGI)	$8,724,433	81.5%	$9,651	$9,719,377	95.7%	$10,752	$9,890,148	104.5%	$10,940	$9,902,163	108.9%	$10,954

EXPENSES		% of EGI			% of EGI			% of EGI			% of EGI

Payroll	$1,302,062	14.9%	$1,440	$1,192,465	12.3%	$1,319	$1,346,505	13.6%	$1,489	$1,170,161	11.8%	$1,294
Utilities	$614,205	7.0%	$679	$570,538	5.9%	$631	$507,231	5.1%	$561	$541,218	5.5%	$599
Maintenance & Repairs	$2,440,790	28.0%	$2,700	$1,607,485	16.5%	$1,778	$1,376,909	13.9%	$1,523	$1,438,440	14.5%	$1,591
Marketing	$401,943	4.6%	$445	$354,004	3.6%	$392	$203,234	2.1%	$225	$186,058	1.9%	$206
Administration/Office	$312,740	3.6%	$346	$349,210	3.6%	$386	$259,960	2.6%	$288	$222,164	2.2%	$246
Real Estate Taxes	$646,487	7.4%	$715	$1,064,242	10.9%	$1,177	$891,797	9.0%	$987	$985,404	10.0%	$1,090
Insurance	$898,940	10.3%	$994	$777,687	8.0%	$860	$495,243	5.0%	$548	$494,673	5.0%	$547
Management Fee	$428,089	4.9%	$474	$527,126	5.4%	$583	$483,386	4.9%	$535	$519,996	5.3%	$575
Reserves	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%	$0	$0	0.0%	$0

TOTAL EXPENSES	$7,045,256	80.8%	$7,793	$6,442,757	66.3%	$7,127	$5,564,265	56.3%	$6,155	$5,558,114	56.1%	$6,148

NET OPERATING INCOME	$1,679,177	19.2%	$1,857	$3,276,620	33.7%	$3,625	$4,325,883	43.7%	$4,785	$4,344,049	43.9%	$4,805
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Overview	All of the expenses have fluctuated during the past couple of years. In general, expenses are consistent with market data and reflect stabilized operations. No major changes in operations are expected or appear to be required. Expenses are expected to grow at the average annual inflation rate. Each of the expense items is discussed separately below.

Payroll	This expense includes payroll and benefits for the property manager, leasing agent(s), housekeeping, and maintenance personnel. The payroll expense at the subject property has ranged from $1,319 to $1,489 per unit over the past few reporting periods and budgeted at $1,294 per unit. Based on the subject’s historical and budgeted expense data, a salary and benefits expense of $1,300 per unit, or $1,175,200, is forecast for the appraised fiscal year.

Utilities	This expense line item includes charges for common area and vacant unit electricity, gas, water/sewer and trash collection. Utility charges are offset by applicable tenant reimbursements. At the subject property, tenants reimburse the landlord for water and sewer. The utility expenses at the subject property have ranged from $561 to $679 per unit over the past three years. An amount of $600 per unit is projected, similar to the 2010 budgeted amount of $599 per unit. The total projected amount equates to $542,400 for the appraised fiscal year.

Repairs & Maintenance	This expense line item includes charges for contract services, makeready/turnover, maintenance supplies and general maintenance and repairs. The property appears adequately maintained with no noticeable items of deferred maintenance observed during the walk-thru. The condition of the property suggests that the property is receiving an adequate level of maintenance.

The maintenance and repair expense at the subject property has ranged from $1,523 to $2,700 per unit over the past few years. An amount equivalent to $1,591 per unit is budgeted in 2010. In comparison to maintenance and repairs expenses reported by similar properties in the region, the subject’s expenditure is on the high side of the market norm. In consideration of the subject’s historical expenditures and market data, the repair/maintenance expense is estimated at $1,200 per unit or $1,084,800. We include a separate Reserves category in the projection.

Marketing	This expense includes advertising, the cost of resident and locator referrals, internal leasing commissions, brochures, newsletters and resident activities. The historical marketing charges at the subject property exhibit a decreasing trend from 2007 through 2009. The 2007, 2008 and 2009 marketing expenses were $445, $392 and $225 per unit, respectively. An amount equivalent to $206 per unit is budgeted for 2010. Based on historical data, marketing expenses are projected at $250 per unit or $226,000.

Administration/Office	This category includes administrative charges and costs associated with the running of the management/leasing office including telephone service, office supplies, equipment rental, computers, etc. The
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administrative expenses at the subject property have ranged from $288 to $386 per unit. The amount budgeted for 2010 equates to $246 per unit. An amount of $250 per unit is processed for the appraised fiscal year. This equates to a total of $226,000.

Real Estate Taxes	Real estate taxes are processed as discussed within the Real Estate Assessment and Tax Analysis section of this appraisal. The real estate tax projection is $800,000.

Insurance	Insurance includes fire, liability, theft, and boiler, exclusive of the premiums paid to employee benefit plans. The insurance expenses at the subject property have decreased from a high of $994 per unit in 2007 to $548 per unit in 2009. An amount equivalent to $547 per unit is budgeted for 2010. Insurance expenses are projected at $550 per unit or $497,200 bases the most recent historical figures.

Management Fee	In the local market management services are typically a function of the revenues produced by the property, usually between 2.0% and 5.0% of collections. In consideration of the market standards and competitive nature of third-party management contracts at this time, we have processed a market-oriented management fee of 3.0% of the effective gross income.

Reserves	Prudent management budgets a certain amount each year in a sinking fund to replace short-lived items, including kitchen appliances and cabinets, bathroom fixtures and tiling, flooring repairs, HVAC replacement and common elements such as the roof, exterior wood and parking areas. Reserves for replacement, while typically not found in submitted operating statements, are necessary in estimating a realistic operating budget so as to maintain the habitability of the apartments.

Reserves for replacement for a property of this vintage typically range from $200 to $350 per unit. In order to remain competitive, a reserve allowance of $300 per unit is forecast. This amounts to $271,200 per year.

Total Expenses	On a stabilized basis, the subject’s projected expenses including reserves are projected at $5,112,019, or $5,655 per unit. The indicated operating expense ratio is 53% when including reserves and 50% without reserves. These expenses are reasonable based on similar properties in the region as reported by the IREM expense survey, our review of actual operating statistics for similar properties in the Duval County area and discussions with local apartment brokers and managers. The total expenses estimated for the subject are market oriented and reasonable.

VALUATION PRO FORMA	The following valuation pro forma summarizes the stabilized income and expenses described above for the appraised fiscal year.
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VALUATION PRO FORMA

	Total	Per Unit	Percent

INCOME			% of GPI

Gross Rent Potential (Market Rent)	$9,005,796	$9,962	100.0%
Loss to Lease	$0	$0	0.0%
Concessions	$0	$0	0.0%
Vacancy/Credit/Non-revenue Units	$(540,348)	$(598)	-6.0%

Net Rental Income (NRI)	$8,465,448	$9,364	94.0%
Utility Reimbursement	$452,000	$500	5.0%
Other Income	$723,200	$800	8.0%

Total Property Income (EGI)	$9,640,648	$10,664	107.0%

EXPENSES			% of EGI

Payroll	$1,175,200	$1,300	12.2%
Utilities	$542,400	$600	5.6%
Maintenance & Repairs	$1,084,800	$1,200	11.3%
Marketing	$226,000	$250	2.3%
Administration/Office	$226,000	$250	2.3%
Real Estate Taxes	$800,000	$885	8.3%
Insurance	$497,200	$550	5.2%
Management Fee	$289,219	$320	3.0%
Reserves	$271,200	$300	2.8%

TOTAL EXPENSES	$5,112,019	$5,655	53.0%

NET OPERATING INCOME	$4,528,629	$5,010	47.0%
CAPITALIZATION RATE ANALYSIS

Overall Capitalization Rate	This appraisal will consider the following techniques; (a) derivation from comparable sales and (b) investor surveys.

Derivation from Sales	The recent comparable sales utilized in the Sales Comparison Approach following this section indicate a range of overall capitalization rates of 7.2% to 10.3% with an average and median of 8.1% and 7.8%, respectively. The majority of the capitalization rates fall within a tight range of 7.2% to 7.9%. The capitalization rates from these sales are summarized in the following table.
SUMMARY OF MARKET-DERIVED CAPITALIZATION RATES

			Aventine at
Property Name	Blanding Place	Falcon Lake	Deerwood	Southern Pines	Pinebrook

Date of Sale	3/30/2010	12/31/2009	12/18/2009	8/11/2009	8/4/2009
Year Built	1985 / 2005	2007	2002	1989	1973
Cap Rate	7.8%	7.9%	7.2%	7.5%	10.3%

The sales transactions are relatively recent and the capitalization rates produced by these sales are indicative of current market conditions. The sale properties are all garden-style apartments like the subject property and situated in similar alternative locations in Duval County. The sale properties were built between 1973 and 2002 and reported to be in average to good condition at the time of sale.

As a result of the subject’s date of construction in comparison to the construction dates of the sale properties, a capitalization rate aligned with the higher end of the range of rates illustrated by the comparable data is considered reasonable. Given the predominate rage of rates of 7.2% to 7.9%, a capitalization rate of approximately 8.0% would be considered reasonable for the subject property. A capitalization rate of 8.0% is concluded from a review of market data.
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Investor Surveys	According to the PricewaterhouseCoopers Korpacz Real Estate Investor Survey, 1st Quarter 2010 rates for apartments reported by survey participants active in the market presently range as shown.
NATIONAL APARTMENT MARKET SURVEY

Internal Rate of Return	6.50% - 14.00%	Range
	10.18%	Average
Overall Capitalization Rate	5.00% - 11.00%	Range
	7.85%	Average
Terminal Capitalization Rate	5.00% -11.00%	Range
	8.01%	Average

Source: Korpacz Real Estate Investor Survey, 1st Quarter 2010

As indicated below, overall rates began to increase beginning Third Quarter 2008 and continued to increase through the Fourth Quarter 2009, although the rate of increase began to moderate in the 3rd quarter of 2009. Rates showed signs of contraction in the 1st quarter 2010 indicating that the overall apartment market may be stabilizing. This follows general trends in the overall economy that began to deteriorate in approximately the middle of 2008.
OVERALL CAPITALIZATION RATE TRENDS

Quarter	Average	Basis Point Change
1Q10	7.85%	-18
4Q09	8.03%	19
3Q09	7.84%	35
2Q09	7.49%	61
1Q09	6.88%	75
4Q08	6.13%	27
3Q08	5.86%	11
2Q08	5.75%	-4
1Q08	5.79%	4
4Q07	5.75%	-1
3Q07	5.76%	-4
2Q07	5.80%	-9
1Q07	5.89%	-8

Source: Korpacz Real Estate Investor Survey

Conclusion of OAR	The subject is an average quality apartment complex situated in an established residential neighborhood with good access. The property is proximate to employment centers, shopping and neighborhood support facilities. The subject has unit sizes that reflect market parameters and an amenity package that is typical of the properties in the competitive market. The subject was 95% occupied as of the date of inspection. The subject property enjoys a good location and was observed to be in average to good physical condition.

An OAR ranging from approximately 7.0% to 10.0% was suggested from a review of actual sales data. Investor surveys indicate that the average rate for garden apartments in the national market is approximately 7.85%. In consideration of the preceding data, with primary emphasis placed on the rates extracted from sales data in the local market, a capitalization rate of 8.0% is concluded.
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VALUE BY DIRECT CAPITALIZATION
Stabilized Cash Flow	The stabilized cash flow is based on the previous income and expense discussion. The net operating income is estimated at $4,528,629 for the appraised fiscal year.

Valuation	Value is calculated by dividing the stabilized net operating income (including an allowance for Reserves) by the concluded overall capitalization rate. Thus market value is calculated as follows:

Net Operating Income		OAR		Indicated Value
$4,528,629	÷	8.0%	=	$56,607,863

Rounded				$56,600,000

Conclusion	The Market Value of the Fee Simple Interest in the subject property, free and clear of financing, by the Direct Capitalization method of the Income Capitalization Approach, as of March 22. 2010, is rounded to:
FIFTY-SIX MILLION SIX HUNDRED THOUSAND DOLLARS
($56,600,000)
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SALES COMPARISON APPROACH

VALUATION METHODOLOGY	The basic steps in processing the sales comparison approach are outlined as follows:

1. Research the market for recent sales transactions, listings, and offers to purchase or sell of properties similar to the subject property.

2. Select a relevant unit of comparison and develop a comparative analysis.

3. Compare comparable sale properties with the subject property using the elements of comparison and adjust the price of each comparable to the subject property.

4. Reconcile the various value indications produced by the analysis of the comparables.

REGIONAL SALES MARKET	The local market has been active in terms of investment sales of similar properties. Adequate sales exist to formulate a defensible value for the subject property via sales comparison.

PRESENTATION OF COMPARABLE SALES
To estimate the property value by the sales comparison approach, we analyzed sales from the influencing market that are most similar to the subject property in terms of age, size, tenant profile and location. The sales are compared on a price-per-unit basis, as this is a common method of comparison for such properties.

The comparable sales summarized in the chart below and plotted on the following map, range in price from $34,231 to $95,035 per unit. While these unit prices implicitly contain both the physical and economic factors affecting real estate, these statistics do not explicitly convey many of the details surrounding a specific property. Thus, this single index to the valuation of the subject property has some limitations.
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PRESENTATION OF COMPARABLE SALES DATA

Sale No.	1	2	3	4	5
Name	Blanding Place	Falcon Lake	Aventine at Deerwood	Southern Pines	Pinebrook
Location	2121 Burwick Ave	11701 Palm Lake Dr	4435 Touchton Rd E	10010 Belle Rive Blvd	7500 Powers Ave
	Orange Park, FL	Jacksonville, FL	Jacksonville, FL	Jacksonville, FL	Jacksonville, FL
Grantor	Bethany Group	Falcone Group Inc	CPRE-1 ALD LLC	Southern Pines Owner LLC	AIMCO Pinebrook LP
Grantee	Venterra Properties	Gulfstream Capital Partners	Fund III Aventine	Southern Pines Multifamily PTNS LLC	MLG Capital/Pinebrook LLC
Sales Price	$12,000,000	$23,000,000	$26,800,000	$13,000,000	$7,120,000
Sale Date	3/30/2010	12/31/2009	12/18/2009	8/11/2009	8/4/2009
Year Built / Renovated	1985/2005	2007	2002	1989	1973
No. of Units	232	440	282	200	208
Net Rentable Area (SF)	244,376	435,704	301,554	220,800	162,296
Avg. Unit Size (SF)	1,053	990	1,069	1,104	780
Occuapncy	80%	72%	97%	90%	97%
Price/SF	$49.10	$52.79	$88.87	$58.88	$43.87
Price/Unit	$51,724	$52,273	$95,035	$65,000	$34,231
Net Income	$933,189	$1,656,490	$1,929,600	$975,000	$733,360
NOI/SF	$3.82	$4.21	$4.21	$4.21	$4.21
NOI/Unit	$4,022	$4,514	$4,514	$4,514	$4,514
Cap Rate (OAR)	7.8%	7.9%	7.2%	7.5%	10.3%
EGIM	5.8	6.3	7.7	6.0	4.2
Expense Ratio (OER)	55%	54%	44%	55%	57%
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COMPARABLE SALES MAP
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ANALYSIS OF SALES	The comparables are examined by considering the following adjustment factors.

Ownership Interest	No adjustments are necessary, since all of the sales reflect a 100% transfer of ownership interest.

Financing Terms	The comparable sales were either all cash transactions or were financed by primary lenders at market-oriented rates. Considerate of such, no adjustments for any unusual or atypical financing is required.

Conditions of Sale	Adjustments for conditions of sale usually reflect the motivations of the buyer and the seller. We are not aware of any atypical circumstances regarding any of the comparable sales. Personal property is included as all facilities have similar unit appliance requirements and miscellaneous office and common area FF&E.

Expenditures Made Immediately After Sale
Any required major capital costs incurred by the buyer immediately after the sale is appropriately added to the purchase price. None of the sales required any specific sale price adjustment other than what is included in general comparisons based on condition.

Market Conditions (Time)	Comparable sales that occurred under different market conditions than those applicable to the subject property as of the effective date of appraisal require adjustment for any differences that affect their values. The sales occurred between August 2009 and March 2010.

Market conditions began to deteriorate in approximately mid-year 2008 in response to weakness that was becoming pronounced in the regional and national economies. Market fundamentals remain soft at this time however beginning at approximately the 3rd quarter 2009 the general trend of deterioration appears to have moderated. Given the recent nature of the sale transactions, no adjustment for time is warranted.

Location	The location of the subject property is rated as being generally similar to the alternative location of Sale #4. As such, no adjustment for location is warranted for this sale. Sales #1, #2 and #5 are situated in locations rated as being inferior to the subject’s and were adjusted upward for this factor. Sales #3 is situated in a desirable central location characterized by new development and is rated as being superior to the subject’s location. As such, this sale was adjusted downward for location.

Physical Characteristics	Physical differences include differences in building size, quality of construction, building materials, age, condition, functional utility and appearance. Sales #1 and #4 were built in 1985 and 1989 and are rated as being superior to the subject in terms age and overall physical characteristics. Sales #2 and #3 were built in 2007 and 2002 and are also rated as being superior to the subject in terms age and overall physical characteristics but to a greater degree. As such, these sales were adjusted downward to account for its superior age and overall condition at time of sale in comparison to the subject property. Sale #5, built in 1973, is rated
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as being inferior to the subject in terms of age and physical characteristics. As such, Sale #5 was adjusted upward for this factor.

Average Unit Size	The subject has an average unit size of 1,199 square feet. Properties with larger average unit sizes tend to trade at higher prices, all other factors being equal. Conversely, properties with smaller average unit sizes tend to trade at a lower price per unit. The average unit size of each comparable property is compared to the subject and applicable adjustments are applied when warranted.

Amenities	With the exception of Sale #5, the subject offers an amenity package that is typical for a suburban garden style apartment projects which are generally similar to each of the comparable properties. No adjustment is warranted to Sales #s 1-4. Sales #5 was adjusted upward for it inferior amenities.

Economic Characteristics	Economic characteristics include all the attributes of a property that affect its income. Sales #3, #4 and #5 were operating at stabilized occupancy and were generally at market rates. No adjustments were to these sales for this factor. Sales #1 and #2 were approximately 80% and 72% occupied at time of sale. As such, Sales #1 and #2 were adjusted upward accordingly for having inferior economic characteristics.

Summary of Adjustments	The preceding adjustments are summarized in the chart on the following chart.
SUMMARY OF ADJUSTMENTS

Sale No.	1	2	3	4	5
Name	Blanding Place	Falcon Lake	Aventine at Deerwood	Southern Pines	Pinebrook
Address	2121 Burwick Ave	11701 Palm Lake Dr	4435 Touchton Rd E	10010 Belle Rive Blvd	7500 Powers Ave
	Orange Park, FL	Jacksonville, FL	Jacksonville, FL	Jacksonville, FL	Jacksonville, FL
Sale Date	3/30/2010	12/31/2009	12/18/2009	8/11/2009	8/4/2009

Price per Unit	$51,724	$52,273	$95,035	$65,000	$34,231

ADJUSTMENTS
Financing Adjustment	$0	$0	$0	$0	$0

Adjusted for Financing per Unit	$51,724	$52,273	$95,035	$65,000	$34,231
Conditions of Sale Adjustment	$0	$0	$0	$0	$0

Adjusted for Special Conditions	$51,724	$52,273	$95,035	$65,000	$34,231
Time	0.0%	0.0%	0.0%	0.0%	0.0%

Time Adjusted Price per Unit	$51,724	$52,273	$95,035	$65,000	$34,231

Location	20%	20%	-20%	0%	20%
Age/Condition/Quality	-10%	-20%	-20%	-10%	20%
Average Unit Size	3%	5%	3%	3%	25%
Amenities	0%	0%	0%	0%	5%
Economics	5%	10%	0%	0%	0%

Total Adjustments (%)	18%	15%	-37%	-7%	70%

Adjusted Price per Unit	$61,034	$60,114	$59,872	$60,450	$58,193
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VALUE CONCLUSION	After analysis and adjustments, a value range of $58,193 to $61,034 per unit is indicated. The mean and median adjusted sales prices equate to $59,933 and $61,114 per unit. A value of $60,000 per unit is concluded.

Number
of Units		Price per Unit		Indicated Value
904	x	$60,000	=	$54,240,000

Rounded				$54,200,000

Applying the stabilized value to the stabilized Effective Gross Income derived for the property within the Capitalization Approach section, results in an indicated EGIM of approximately 5.6 on a stabilized basis. This indicated EGIM is aligned toward the middle of the range exhibited by the most recent transactions (4.2x to 7.7x with an average of 6.0x). This is considered reasonable. This indicator suggests that the value concluded for the property via comparative analysis is reasonable based on the subject property’s income-producing characteristics.

Accordingly, the Market Value of the Fee Simple Interest in the subject property as of April 27, 2010, free and clear of financing, via the Sales Comparison Approach, is rounded to:
FIFTY-FOUR MILLION TWO HUNDRED THOUSAND DOLLARS
($54,200,000)
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RECONCILIATION AND FINAL ESTIMATE OF VALUE

Review	The purpose of this appraisal is to provide an estimate of the market value of the Fee Simple interest in the subject property, free and clear of financing. The date of value is December 31, 2009. The indicated market value estimates for the real property interest appraised are:

Cost Approach	N/A
Income Capitalization Approach	$56,600,000
Sales Comparison Approach	$54,200,000

Cost Approach	The cost approach value estimate relies on the cost to produce a like structure. The cost approach is not usually considered a reliable value indicator due to the fact that investors in the market area place minimal reliance on this approach because of the age of the property. The cost approach was not considered meaningful in the valuation of the subject property and was not included in the appraisal process.

Income Approach	The Income Capitalization Approach was processed. The subject is an income-producing property, and this approach provides good evidence of market value. As the subject represents a stabilized occupancy, the Direct Capitalization method was employed. Based on the applicable analytical methods of the most likely investors in an asset of this type, this approach was given greatest consideration in the final conclusion of market value.

Sales Approach	This approach provides an estimate of value based upon the recent activities of buyers and sellers in the marketplace. This approach is generally considered to be reliable in active markets where the motivations of buyers and sellers are known and the operating characteristics of the properties being transferred are available for scrutiny. Although sales volume is down significantly from historical levels as a result of current market conditions, our market research revealed several sales of properties that are considered relatively comparable to the subject property. The value conclusion derived via this approach is supportive of that concluded via the Income Approach.

Conclusions	Based upon the data, analyses and conclusions contained within this appraisal report with primary emphasis placed on the value derived within the Income Capitalization Approach, the Market Value of the Fee Simple Interest in the subject property, free and clear of mortgage financing, as of April 27, 2010 is:

FIFTY-SIX MILLION SIX HUNDRED THOUSAND DOLLARS
($56,600,000)
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ADDENDA
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ADDITIONAL SUBJECT PROPERTY PHOTOGRAPHS
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SUBJECT PROPERTY PHOTOGRAPHS

View of Main Swimming Pool

Casa del Sol Swimming Pool
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SUBJECT PROPERTY PHOTOGRAPHS

Casa del Sol Entrance

Casa Luna Entrance
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SUBJECT PROPERTY PHOTOGRAPHS

Casa Stella Entrance

Casa Terra
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SUBJECT PROPERTY PHOTOGRAPHS

Exterior Typical Building

Typical Garage
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SUBJECT PROPERTY PHOTOGRAPHS

Exterior Typical Building (Casa Terra)

Exterior Typical Building (Casa Luna)
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SUBJECT PROPERTY PHOTOGRAPHS

Interior Leasing Office

Interior Fitness Center
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SUBJECT PROPERTY PHOTOGRAPHS

Interior Typical Unit

Interior Typical Unit
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IMPROVED SALES PHOTOGRAPHS
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IMPROVED SALES PHOTOGRAPHS
Sale No. 1 - Blanding Place
Sale No. 2 - Falcon Lake (Eastport)
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IMPROVED SALES PHOTOGRAPHS
Sale No. 3 - Aventine at Deerwood
Sale No. 4 - Southern Pines (Elements Of Belle Rive)
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IMPROVED SALES PHOTOGRAPHS
Sale No. 5 - Pinebrook
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APPRAISER QUALIFICATIONS
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STEVEN J. GOLDBERG, MAI, CCIM
MANAGING PARTNER
STEVEN J. GOLDBERG is the Managing Partner of Cogent Realty Advisors LLC, a firm specializing in commercial real estate valuation, consultation and due diligence. His responsibilities include staff supervision, appraisal management, maintaining product quality, marketing and client development.
Mr. Goldberg has over 25 years of nationwide experience in real estate valuation, investment analysis and evaluation consultation. He has performed appraisals throughout the United States and has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Goldberg’s particular area of expertise is in the appraisal and analysis of multifamily apartment projects. In addition to his expertise in the multifamily market, Mr. Goldberg has extensive experience in the appraisal of other income-producing properties including office buildings, retail properties, lodging facilities, industrial properties and mixed-use projects.
Immediately prior to forming Cogent Realty Advisors, Mr. Goldberg was an Executive Vice President of a national valuation and consulting firm and managed the Southwest regional office. Mr. Goldberg has performed marketability, consultation and feasibility reports, has served as an expert witness and has testified in various state and federal courts. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Goldberg received his Bachelor of Business Administration Degree from the University of Texas in Austin, with major concentrations in both Finance and Real Estate/Urban Land Economics. He is a designated member of the Appraisal Institute and the Commercial Investment Real Estate Institute having been awarded the MAI designation in 1989 and the CCIM designation in 1994. He has attended numerous continuing education courses and has completed the requirements under the continuing education program of the Appraisal Institute.
Mr. Goldberg is state certified as a General Real Estate Appraiser in Texas and Arizona. He is also a licensed Real Estate Broker in the State of Texas. He is affiliated with the North Texas Commercial Association of Realtors, International Council of Shopping Centers and Mortgage Bankers Association.
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HOWARD KLAHR
ASSOCIATE APPRAISER
HOWARD KLAHR is an Associate Appraiser with Cogent Realty Advisors, LLC. Mr. Klahr has been involved in real estate valuation and consulting since 1986 having performed a variety of assignments in over 40 states and 80 metropolitan areas throughout the United States as well as participating on several international assignments. Background includes valuation/analysis, acquisition/disposition, loan origination/underwriting and real estate brokerage/leasing.
Appraisal assignments in which Mr. Klahr has been involved include a wide array of property types ranging from traditional categories of income producing real estate (multi-family, retail, office and industrial) to special and single purpose properties such as hospitality, self storage, manufacturing, recreational, senior housing, health care facilities, etc. Additional types of analyses performed include market studies, feasibility analysis, lease/purchase evaluations and investment consultations. Experience includes assignments as an independent fee appraiser, in-house analyst and valuation manager/reviewer.
Mr. Klahr received his Bachelor of Science from Florida State University, Tallahassee, Florida, with a major concentration in Economics and minors in Business and Computer Science. He has completed additional courses in real estate and urban and regional planning and has attended numerous courses and various real estate related seminars sponsored by the Appraisal Institute, Commercial Investment Real Estate Institute, Mortgage Bankers Association, the former Society of Real Estate Appraisers, Employee Relocation Council and Fannie Mae. In addition to the above courses, Mr. Klahr has completed pre-licensing, continuing education courses and seminars for the real estate broker’s license (Florida and Texas), State Certified General Real Estate Appraiser License (Florida and Texas) and Mortgage Broker License (Florida).
Mr. Klahr is an Associate Member of the Appraisal Institute and a Candidate Member of the Commercial Investment Real Estate Institute. He is a Real Estate Broker and a State Certified General Real Estate Appraiser in Florida.
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QUALIFICATIONS OF THE APPRAISER
JACKSON L. AILLS
Jackson L. Aills is an Associate Appraiser with Cogent Realty Advisors LLC. Mr. Aills has extensive experience in the appraisal of a wide variety of property types, including hospitality, retail, office, industrial, condominium units, multi-family projects and residential subdivisions. Analyses of special purpose properties have included churches, financial branch facilities, retirement homes, assisted living and residential care facilities, truck terminals, self-storage facilities and vacant land. Appraisal reports have been utilized for mortgage underwriting, litigation, feasibility analyses, and corporate management decisions.
Appraisal assignments have included properties located throughout the United States. Mr. Aills has extensive experience in most markets situated in the Southwest and Southeast regions of the country. Mr. Aills has performed marketability, consultation and feasibility reports. These activities have been performed on behalf of real estate investors, life insurance companies, pension funds, investment banking firms, foreign and domestic financial institutions, mortgage bankers, conduit lenders, real estate advisors, law firms and governmental agencies.
Mr. Aills has previous real estate background with KTR Valuation and Consulting, Realty Services International, Inc., MortgageRamp, Inc., and the Nation Appraisal Group. Mr. Aills holds a Bachelor of Business Administration in General Business from the University of Mississippi, Oxford, Mississippi. Mr. Aills has completed all Level I course work offered by the Appraisal Institute including Real Estate Principles, Basic Valuation Procedures, Capitalization Theory and Techniques, (Part A and B), Case Studies in Real Estate Valuation, Report Writing and Valuation Analysis, Standards of Professional Practice; and Rates, Litigation Valuation Overview. Other course work includes Standards of Professional Practice, Fair Lending and the Appraiser, Real Estate Law/Contracts, Real Estate Finance and Real Estate Investments.
Mr. Aills is certified as a General Real Estate Appraiser in the states of Texas (TX-1326637-G). Professional designations and memberships include Candidate for Member of Appraisal Institute (MAI), North Texas Chapter of the Appraisal Institute and Certified General Real Estate Appraiser in Texas.
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